

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A /A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

AFRO DOLLAR INC.

(Exact name of issuer as specified in its charter)

ILLINOIS

(State or other jurisdiction of incorporation or organization)

3 FIRST NATIONAL PLAZA, CHICAGO, ILLINOIS 60602, 312-578-0100

(Address, including zip code, telephone number, area code of issuer's principal executive office)

Keith Coleman, 8704 South Loomis, Chicago, Illinois 60620

(Name, address, including zip code, telephone number, including area code, of agent for service)

6141

(Primary standard Industrial Classification Code Number)

45-3140420

(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

AFRO DOLLAR INC.

(Exact name of issuer as specified in its charter)

ILLINOIS

(State or other jurisdiction of incorporation or organization)

3 FIRST NATIONAL PLAZA, CHICAGO, ILLINOIS 60602, 312-578-0100

(Address, including zip code, telephone number, area code of issuer's principal executive office)

Keith Coleman, 8704 South Loomis, Chicago, Illinois 60620

(Name, address, including zip code, telephone number, including area code, of agent for service)

6141

(Primary standard Industrial Classification Code Number)

45-3140420

(I.R.S. Employer Identification Number)

It is the intention of the Issuer that this Offering Statement shall become qualified by operation of the terms of Regulation A.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

AFRO DOLLAR INC.

(Exact name of issuer as specified in its charter)

ILLINOIS

(State or other jurisdiction of incorporation or organization)

3 FIRST NATIONAL PLAZA, CHICAGO, ILLINOIS 60602, 312-578-0100

(Address, including zip code, telephone number, area code of issuer's principal executive office)

Keith Coleman, 8704 South Loomis, Chicago, Illinois 60620

(Name, address, including zip code, telephone number, including area code, of agent for service)

6141

(Primary standard Industrial Classification Code Number)

45-3140420

(I.R.S. Employer Identification Number)

It is the intention of the Issuer that this Offering Statement shall become qualified by operation of the terms of Regulation A.

PART I — NOTIFICATION

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors;

DERRIC PRICE
3 FIRST NATIONAL PLAZA
CHICAGO, ILLINOIS 60602

KEITH COLEMAN
4170 HWY 45 NORTH
COLUMBUS, MS 39705-0006

JOHN PORTER
5403 SOUTH GREENWOOD
CHICAGO, ILLINOIS 60615

(b) the issuer's officers;

DERRIC PRICE
3 FIRST NATIONAL PLAZA
CHICAGO, ILLINOIS 60602

KEITH COLEMAN
4170 HWY 45 NORTH
COLUMBUS, MS 39705-0006

JOHN PORTER
5403 SOUTH GREENWOOD
CHICAGO, ILLINOIS 60615

(c) the issuer's general partners;

Not Applicable

(d) record owners of 5 percent or more of any class of the issuer's equity securities;

DERRIC PRICE
3 FIRST NATIONAL PLAZA
CHICAGO, ILLINOIS 60602

KEITH COLEMAN
4170 HWY 45 NORTH
COLUMBUS, MS 39705-0006

JOHN PORTER
5403 SOUTH GREENWOOD
CHICAGO, ILLINOIS 60615

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;

DERRIC PRICE
3 FIRST NATIONAL PLAZA
CHICAGO, ILLINOIS 60602

KEITH COLEMAN
4170 HWY 45 NORTH
COLUMBUS, MS 39705-0006

JOHN PORTER
5403 SOUTH GREENWOOD
CHICAGO, ILLINOIS 60615

(f) promoters of the issuer;
DERRIC PRICE
3 FIRST NATIONAL PLAZA
CHICAGO, ILLINOIS 60602

KEITH COLEMAN
4170 HWY 45 NORTH
COLUMBUS, MS 39705-0006

JOHN PORTER
5403 SOUTH GREENWOOD
CHICAGO, ILLINOIS 60615

(g) affiliates of the issuer;
NOT APPLICABLE
(h) counsel to the issuer with respect to the proposed offering;
NONE
(i) each underwriter with respect to the proposed offering;
NONE
(j) the underwriter's directors;
NOT APPLICABLE
(k) the underwriter's officers;
NOT APPLICABLE
(l) the underwriter's general partners; and
NOT APPLICABLE
(m) counsel to the underwriter.
NOT APPLICABLE

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

They are not subject to any disqualification.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.
NOT APPLICABLE

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.
The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.
NOT APPLICABLE

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.
NOT APPLICABLE, Directors, and Officers will sell the Securities

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

Alabama California, Florida, Georgia, Illinois, Louisiana, Maryland, Michigan, Minnesota, Mississippi, Missouri, New Jersey, New York, North Carolina, Ohio, Pennsylvania, South Carolina, Texas, Virginia, Wisconsin, and Washington D.C.

Securities will be offered by the officers and directors of the Company. The preliminary and final offering will be available on the Company's web site. Because the World Wide Web is worldwide, the issuer will have no control over who sees its web site. The Issuer may have difficulty in determining where the purchaser or the prospective purchaser of securities resides or is physically located. Pursuant to Commission Release No. 33-7233 (October 6, 1995), if the document is provided on an Internet web site, however, separate notice would be necessary to satisfy the delivery requirements unless the issuer can otherwise evidence that delivery to the investor has been satisfied or the document is not required to be delivered under the federal securities laws.

The web site will be arranged in such a way that no prospective investor can subscribe to the Units unless he or she certifies that he has read the prospectus which is on the World Wide Web. The Company may also solicit invitations through direct e-mail, but in each case these direct e-mail solicitations will refer the recipient to the World Wide Web site so that it will effectively be impossible to subscribe to the Units unless the subscriber has at least seen the prospectus or offering circular on the web site.

Prospective purchasers will also have the option of receiving a paper prospectus or offering circular in the mail, if they so choose. No sales or subscription will be accepted to anyone not living in the states, where securities are approved for sale.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) the name of such issuer; AFRO Dollar Inc.

(2) the title and amount of securities issued; Common Stock: 1,500,000 shares were issued

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof; The current outstanding shares were issue by the Company at price of $.01 per share. The share price was arbitrarily determined.

(4) the names and identities of the persons to whom the securities were issued.

Derric Price, Chairman 1,300,000 shares, Keith Coleman, Director, 100,000 shares, John Porter, CMO, Director, 100,000 shares These 1,500,000 shares constitute all of the outstanding shares of the Company.

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph.

Not Applicable

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

The stock issued have been pursuant to Section 4(2), in a private transactions of the Officers, and Directors of the Company. These were organizational shares that were issued on August 31, 2011.

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

No. Not Applicable

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

Not Applicable

(2) To stabilize the market for any of the securities to be offered; Not Applicable

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

Not Applicable

(c) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

Not Applicable

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

Not Applicable. There are no experts named in the offering statement.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

Not Applicable. No such written documents or broadcast scripts were used prior to the filing of this notification.

PART II

OFFERING CIRCULAR

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time an offering circular which is not designated as a Preliminary Offering Circular is delivered and the offering statement filed with the Commission becomes qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state.

AFRO DOLLAR Inc.

Community Money Card-Community Cash Card

500,000 Units

(20,000 minimum Units-500,000 maximum Units)

Price: $10 per Unit

Each Unit = (1) Common Stock and (1) Warrant

Minimum Purchase
100 Units = $1,000
10 Units = $100 Children 18 & under (unif. gift minors act)

This offering circular describes the initial public offering by AFRO DOLLAR Inc. (the "Company") selling a minimum of 20,000 Units and a maximum of 500,000 Units of its Common Stock and Warrant ("Unit") at $10.00 per Unit. To participate; You must Purchase a minimum of 100 Units.

Each Unit consists of: one (1) share of Common Stock of AFRO Dollar Inc., and one (1) Warrant to purchase one (1) additional share of Common Stock at an exercise price of $75 per share during the three (3) year period, expiring on December 31, 2015.

Our common stock is not traded on any public market and we have not yet contacted any broker dealer to apply to have our common stock quoted on the Over the Counter Bulletin Board maintained by the Financial Regulatory Authority ("FINRA") ("OTC") upon the effectiveness of the offering statement of which this prospectus is a part. If a broker dealer were to make such application, they may not be successful in such efforts, and our common stock may never trade in any market. We sell at a fixed price of $10.00 per Unit until our units; (common share and warrant) are quoted on the Over-the-Counter Bulletin Board and thereafter at prevailing market prices, or privately negotiated prices.

The Company's securities will be offered and sold on a "best efforts minimum-maximum basis" by the officers, directors and authorized representatives of the Company who will not receive any commissions or other compensation in connection with such offers or sales. In the "best efforts, minimum-maximum" offering the Company's officers and authorized representatives must sell the minimum number of 20,000 Units if any are sold. The Company's officers and authorized representatives are required to use only their best efforts to sell the maximum number of 500,000 Units offered. The Company, however, reserves the right to hire investment bankers and/or broker/dealers to sell its securities.

The Company and its Escrow Agent, Brooking Law firm have established an escrow account for all Units subscription proceeds received and accepted by the Company, and the subscription proceeds will be deposited in Bank of America ("Bank") in the account of AFRO Dollar Inc. Escrow Account until the minimum of 20,000 Units are sold. The subscriptions are fully refundable if the minimum number of Units are not sold.

YOUR INVESTMENT IN THE COMPANY'S SECURITIES INVOLVES SIGNIFICANT RISKS, WHICH ARE DESCRIBED IN THE "RISK FACTORS" SECTION

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Best Efforts Offering Minimum-Maximum	Subscription Unit Price	Underwriter Discounts and Commissions [1]	Proceeds to the Company[2]
Unit = 1Share + 1Warrant	$10.00	None	$10.00
Total Minimum Units	20,000	None	$200,000
Total Maximum Units	500,000	None	$5,000,000

1. The Company, reserves the right to hire investment bankers and/or broker/dealers to sell its securities. The Company will file an amended Prospectus naming any agent, underwriter, or any other person to be compensated for selling the securities and disclosing the compensation arrangement prior to making any sales on which compensation will be paid.
2. Before deducting offering and pre-opening expenses in the aggregate amount of $150,000.

Offering will terminate upon sale of all units or 270 days after the effective date of the prospectus, unless extended 90 days.

The date of this Prospectus is December 12, 2011

AFRODollar.org 312-578-0100

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

Table of Contents

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of __40____ pages.

SUMMARY

This summary highlights certain selected information from this prospectus ("Offering Circular") and may not contain all of the information that is important to you. As a result, you should also read the more detailed information and contained elsewhere in this Prospectus.

MISSION: Build wealth and transform select African American Middle Class Communities, to increase homeownership, social entrepreneurship, savings rate, small business development, and human capital development, through innovation by developing new financial and social responsible products.

Background: ***African American Face Reserve Obligation Inc (creator of the A.F.R.O. Dollar)***

The African American Face Reserve Obligation Inc. created a new type of money (paper based money) called the A.F.R.O. Dollar. The paper currency created denomination of $1, $5, $10 $20 bills, with African American vignettes; Booker T. Washington ($1), Louis Armstrong ($5), George Washington Carver ($10) and Frederick Douglass ($20). This alternative local currency received approval by the United States Attorney General, US Treasury Secret Service bureau as a alternative circulating local currency. The A.F.R.O Dollar is targeted toward low to middle class African American communities. Each A.F.R.O. Dollar is backed by a US Dollar in that a participating bank/s holds a corresponding US Dollar for each circulating A.F.R.O. Dollar. The A.F.R.O. Dollar process is that the participating bank/s would distribute/exchange/sell A.F.R.O. Dollars for US Dollars to local residents in the community, the US Dollars will be held by the participating bank for redemption by merchants.

The residents in the community would spend the A.F.R.O. Dollar at participating merchants. The merchants will be able to spend their A.F.R.O. Dollars at other local participating businesses, churches, nonprofits or redeem their A.F.R.O. Dollars for the US Dollar equivalent held at the participating bank/s.

The main purpose of the A.F.R.O. Dollar is to create a economic partnership in the community between the churches, nonprofits, residents and businesses to increase and keep circulating and recycling dollars in the local community. This recycling of A.F.R.O. Dollars will create community wealth and help solve local social and economic ills in depressed communities. In return for the consumers/community loyalty each merchant agrees to donate a percentage of the sale to the local community fund (for solving local social and economic ills), also each merchant will reward a percentage sale or discount dollars (loyalty) to the consumer. The consumer will spend the reward dollars with the issuing merchant or shop at other participating merchants.

Two (2) economic models were developed from African American Face Reserve Obligation Inc. (A.F.R.O.); a proprietary community economic/finance model called ("DPVC" model) DPrice Velocity Community model, and a new type of organization called the Local Community Currency Institution (LCCI™) with its finance model to track economic leakage and the multiplier effect of A.F.R.O. Dollars in the community, these models were developed by our Chairman, Derric Price. "See Proposed Business".

The Company believes the design and security features in the A.F.R.O Dollar became a model for the modern look of United States currency.

The Company

AFRO DOLLAR INC. a Illinois corporation ("Company"). The Company's principal business activity is licensing, marketing, remarketing and distributing innovative financial products and services targeted toward local ethnic communities, and local small business chambers.

The Company intends to obtain licenses and rights from the African American Face Reserve Obligation Inc. to market, re-engineer, develop and distribute three (3) main innovative community financial products developed by African American Face Reserve Obligation Inc. The Company intends to develop its own private label financial services and pre-paid money cards based on the A.F.R.O Dollar concept with a new prepaid card platform (cash/debit/credit/gift/mobile/internet) with financial processing and bank integration.

AFRO Dollar Inc. will introduce three (3) innovative Financial Money Card programs:
These Money cards requires no credit check or bank account and there's no possibility of overdraft fees.

1. The **AFRO Dollar Cash Money Card:** Electronic Digital Prepaid Card platform that will be accepted by merchants for Cash /Debit/ Credit/StoredValue/Mobile payments and transactions. Primarily an ethnic market community money cash card.

2. The **American Free Reserves Organization Digital Card:** "Banking on a Chip" card, a prepaid deposit and saving account digital currency card platform targeted for the un-banked and under-banked residents in their local community. This card requires no credit check or bank account, and there's no possibility of overdraft fees. This Nontraditional/Nonbank card is primarily targeted to the general market as a money card.

3. The **Community BEE** (CBEE) **Card:** community prepaid cash money card, targeted to local small business chambers of commerce for their local merchant community. This community card is for acceptance and use by local merchants. Primarily a business to business, consumer to business general market card.

The Company has not begun any operations and will not do so until and unless this offering is successful. AFRO Dollar Inc. is not a bank and is not being organized as bank on a state or national level. However, the some of its products may require participating banks or other financial institutions to partner with the Company to offer some of its financial services to AFRO Card members and the community residents. The Company is currently seeking banking partners and alternative financial institutions to offer its services. The Company is confident that bank/s and/or other financial institutions will participate in some of its financial products upon successful completion of this offering, however a guarantee participation cannot be determined or expressed.

New Concept: A.F.R.O. Dollar "paper money" becomes "digital money" AFRO Cash Money Card {The AFRO Dollar Money cards are our private reloadable prepaid cards that work much like a checking account. Prepaid cards can be purchased and/or loaded with cash. You use the card as you would a checking account; you can pay for purchases or pay bills with the card. When you make a purchase, money is subtracted from the total amount on the card. The AFRO Dollar Money cards also allows you to reload it with additional funds and use it to withdraw money at an ATM}

The Company under its license agreement with the African American Face Reserve Obligation Inc. for use of the name and other rights the Company will market an electronic digital pre-paid card version of the A.F.R.O. Dollar as local digital money-currency, called the AFRO Dollar CASH MONEY CARD. The AFRO Dollar Card digital money-currency, will be accepted by participating local (businesses, professionals, non-profits, churches, and governments) for purchase of goods, services and debt or bill payment transactions upon agreements sign by each entity.

Businesses will be able to sign-up online and enter an agreement to gain approval to accept the AFRO Dollar card within 24 hours or the Company sales representative will call upon businesses to enter into agreement for approval to accept the money cards. Applying the same concept of the paper currency A.F.R.O. Dollar, each AFRO Dollar Money Cash Card is backed by a US Dollar held in a participating bank. However, each AFRO Dollar Card has enhanced community benefits, by encouraging trade within the local community by residents to: increase community economic wealth, create local jobs, support local businesses, develop social entrepreneurship, increase new business development and increase human capital development. The AFRO Dollar Card private card system will provide additional program modules to create customer reward systems; loyalty points, rebates, non-profit donations, church tithes, savings, emergency cash provisions, and workers' small loans programs.

The Company through its banking partners will offer to its customers a wide variety of New and Innovative Financial Products and Services and will emphasize exceptional service that is highly personal, efficient, and technologically advanced, to emphasize Homeownership, Increase Savings Levels, Social Entrepreneurship Development and Small Business Development, Under-banked /Un-bank financial service access. See "Proposed Business of the Company."

The Company will encourage private and community-owned projects in real estate and mortgage loans to purchase or refinance single-family residences through innovative and alternative programs. The Company with its partners (bank, nonprofits organizations, corporations) or other interested parties will also originate a significant number of construction and land development loans, along with multi-family residential, commercial loans, home equity loans and small business and micro loans. The Company will also invest in certain United States government and agency obligations and other investments.

The Company believes that the Chicago South Suburban Communities are in need of new community-focused financial services institution to serve their residents with fair and responsible financial products. Like many smaller and "older" communities throughout the northern Illinois, these areas are experiencing economic and social transformation. Concerned with quality of life issues such as crime, educational opportunities, jobs and affordable housing, there has been a large influx of people relocating to the Chicago South-Suburban areas, most notably from the Chicago metropolitan area. Moreover, the area has a wealth of new economic opportunities. State, county and local community organizations are individually and collectively working to revitalize older properties, develop new properties and implement strategies to support existing businesses and attract new ones to the area.

As a result of this population and economic growth, the Company believes that the Chicago South Suburban Municipalities will welcome and support the formation and operation of the Company. See "Proposed Business of the Company."

The "Chicago South Suburban" Municipalities includes Blue Island, Burnham, Calumet City, Calumet Park, Chicago Heights, Country Club Hills, Dixmoor, Dolton, East Hazel Crest, Flossmoor, Ford Heights, Frankfort, Glenwood, Harvey, Hazel Crest, Homewood, Lansing, Lynwood, Markham, Matteson, Oak Forest, Olympia Fields, Park Forest, Phoenix, Richton Park, Riverdale, Robbins, Sauk Village, South Chicago Heights, South Holland, Steger, Thornton, and University Park.

The Company will also establish operations in the Northwest Indiana Market in the cities of Gary, Hammond, and East Chicago; these cities are included in the Chicago Metropolitan Statistical Trade Area.

The Company main office will locate in the Chicago Southside community-Bronzeville. Within the first several months of the Company opening for business, the Company will open a second branch office in the West-side neighborhood community-Lawndale near Downtown Chicago, and the third and fourth branch offices will be in two of the selected Chicago South-Suburb communities and the fifth branch office will be in Northwest Indiana; Gary, Indiana. The Company executive office location is Downtown Chicago: 3 First National Plaza, Chicago, Illinois 60602; Phone 312-578-0100.

New Markets Expansion-other States/cities 20 states-42 markets

In addition to serving select communities in Illinois the Company will expand to open regional offices in 20 states serving Middle Class (low to moderate communities in select congressional districts) (Alabama 7, California 33,37,35, Florida 3,17,23, Georgia 2,4,5,13, Illinois 1,2,7, Louisiana 2, Maryland 4,7, Michigan 13,14, Minnesota 5, Mississippi 2, Missouri 1,5, New Jersey 10, New York 6, 10,15, North Carolina 1,12, Ohio 11, Pennsylvania 2, South Carolina 6, Texas 9,18,30, Virginia 3, Wisconsin 4 and Washington D.C.) If Expansion is warranted the Company may have to issue up to 1,000,000 additional shares.

The Offering Securities: 20,000 minimum, up to 500,000 maximum Units of AFRO Dollar Inc.

Units: Each Unit consists of: one (1) share of Common Stock and one (1) Stock Warrant

Common Stock

Class A Common Stock of AFRO Dollar Inc.

Warrant (Stock Option for purchase)

Warrant is a stock option to purchase one (1) additional share of common stock at an exercise price of $75 per share. The warrants may be exercised at any time for a period of three (3) years expiring December 31, 2015. See Description of Securities-Warrants

Use of Proceeds

The maximum proceeds from the sale of the Company's securities during the Offering will be used to pay pre-opening expenses, $100,000 (regulatory and filing fees,$2,000, marketing fees,$70,000, professional fees,$5,000, rent and deposits,$20,000, and miscellaneous expenses $3,000), expenses of the Offering,$50,000 and to purchase from African American Face Reserve Obligation Inc. intellectual property rights, licensing of the proprietary A.F.R.O Dollar currency, its financial products, for $1.5 million, to purchase from Derric Price, Individually, licensing rights, trade secrets, financial/bank software integration, IT resources, data system security software, data security processing and data algorithms, bank, ATM, ACH, Fed wire, credit card integration, $2.4 million, card printer equipment, debit/credit card encoder machines, $150,000 and working capital/general corporate purposes, $800,000. If only the minimum proceeds is raised the Company will seek additional private debt or equity to fund the purchasing of the licensing rights and intellectual rights and working capital. Mr. Price Chairman, CEO is the major stockholder of the Company of the $5 million capital raised $3.9 million is indirectly and directly going to entities he controls including African American Face Reserve Obligation Inc to purchase licensing and intellectual rights. See "Plan of Operation" and "Use of Proceeds."

Dividends

The Company initially will not pay cash dividends on the common stock, and it does not anticipate paying cash dividends at any time in the foreseeable future. See "Risk Factors" and "Dividend Policy."

Subscription procedures

To purchase the Company's securities during the Offering, you must complete the subscription agreement accompanying this Offering Circular/Prospectus and send it with your payment of the Offering Price and check payable to: "AFRO Dollar Escrow", and mail to the Company office:

AFRO Dollar Inc., 3 First National Plaza, Suite 1400, Chicago, Illinois 60602.

This Offering is being made on a "best efforts minimum-maximum basis," and there are 20,000 minimum number of Units which must be sold in this Offering. Therefore, the Company can give no assurance that all or any of the Units will be sold. The Company will, upon acceptance of your subscription forward a copy of your subscription agreement and your payment to our Escrow Agent, Brookins Law Firm who will deposit your payment in Bank of America; AFRO Dollar Inc. Escrow Account in accordance with the terms of the subscription agreement until the minimum of 20,000 Units are sold. Your subscription is fully refundable; we will refund in full any funds if we do not sell the minimum number of 20,000 Units. Subscriptions will be accepted in the order in which they are received. The Company reserves the right, however, to reject your subscription in whole or in part either at its own discretion. If your subscription is rejected or canceled, in whole or in part, the amount paid by you to purchase the Company's securities will be returned to you promptly without deductions.

The Company expects to promote the Offering to individuals, professionals and corporations, non-profits, foundations, and businesses located primarily in the Chicago, Illinois, Counties of Cook, Will, Dupage, Lake. The Company will accept subscriptions from individuals, professionals and businesses located outside Illinois in states of the Company regional office expansion and where the company securities are registered. (Alabama, California, Florida, Georgia, Illinois, Louisiana, Maryland, Michigan, Minnesota, Mississippi, Missouri, New Jersey, New York, North Carolina, Ohio, Pennsylvania, South Carolina, Texas, Virginia, Wisconsin and Washington D.C.) See "Plan of Distribution – General."

Financial information
The Company has not yet commenced operations. Therefore, it can only provide limited financial information. Certain financial information and pro-forma financial disclosures, which assume completion of the Offering and opening of the Company, are included in this Prospectus. Actual results may differ materially from those included in such information and statements.

Risk Factors

An investment in the Company's securities involves a great deal of uncertainty and risk. You should carefully read and consider the following risk factors in evaluating the Company and its business as well as the other information contained in this Prospectus before you purchase the Company's securities.

The Company has no operating history.
The units; common stock and warrants offered pursuant to this Offering represent securities of a new Company with no operating history. The proposed operations of the Company are subject to the risks inherent in establishing any new business enterprise and, in particular, a new national Company. Moreover, because the Company has no operating history, the Company's financial statements are not as meaningful as those of an entity that has a history of operations. You further may not have access to the type and amount of information that would be available to you if the Company had an operating history.

The Company anticipates that it will incur losses during its initial years of operations.
New businesses typically incur substantial start-up expenses and are not profitable during the first year of operation. The Company anticipates that it will incur substantial start-up expenses within the first year from opening for business and, therefore, can give no assurance concerning when or if it will operate profitably. If the Company is ultimately unsuccessful, you may not recover all or any part of your investment in the Company's securities.

Any delays in opening the Company will increase the Company's pre-opening expenses, postpone the Company's realization of any revenues and delay the Company's ability to achieve profitable operations.

The Company's success depends on hiring/retaining qualified personnel to execute its business plan. The successful operations of the Company will initially be dependent on the services of Derric Price Chairman, President and John Porter, Chief Marketing Officer. Although the Company intends to enter into employment contracts with Mr. Porter, Mr. Price and other officers, the Company cannot be assured of their continued service. The loss of their services or their failure to perform their functions in the manner anticipated could have a material adverse effect on the Company. The Company's success will also depend on its ability to attract and retain other qualified personnel. There is, however, no assurance that the Company will be successful in recruiting other necessary personnel, or once employed, retaining such personnel. See "Proposed Business of the Company - Employees" and "Management of the Company."

The Company's officers , as a group, will be able to exercise greater control over the Company's affairs and management than any individual investor.

The Company's officers own 1,500,000 shares of the Company's common stock during the Offering. As a result, they will own approximately 96% of the shares outstanding upon completion of the minimum Offering or approximately 75% of the shares outstanding upon completion of the maximum Offering. As a result of the anticipated stock ownership of the Company by the officers and directors, together with the influence that may be exerted by certain such persons due to their positions as directors and/or proposed executive officers of the Company, the directors will have effective control of the Company following the Offering. Mr. Price serving as Chairman and CEO and is currently beneficial owner of 86% of the Company stock and after the offering will own 65% to 85%, of the stock and will be able to excise control of the Company. Accordingly, it may be difficult to undertake any corporate actions requiring stockholder approval or to elect the Company's board of directors without the support of the officers.

See "Risk factors—Your percentage of ownership may be diluted, or decreased, soon after the Company opens for business", "Management of the Company – Directors, Proposed Executive Officers and Organizers".

Your percentage of ownership may be diluted, or decreased, after the Company opens for business.

The exercise the warrants issued to subscribers pursuant to this Offering will decrease your percentage of ownership of the Company. See "Risk Factors - The Company's officers , as a group, will be able to exercise greater control over the Company's affairs and management than any individual investor", "Management of the Company— Proposed Executive Officers and Officers" and "Dilution."

Stockholders will not have preemptive rights.

The Company's Bylaws provide that the Company's stockholders will not have any preemptive or preferential right to purchase any shares of any class of stock of the Company. Therefore, if the Company increases its capital stock by selling additional shares of stock or interests convertible to voting stock, you will not have any preferential right to purchase the additional shares or interests in order to maintain your percentage of ownership of the Company. See "Description of Securities – Common Stock."

The Company's management will have broad discretion to the use of the net proceeds of the Offering.
The Company intends to use the net proceeds of the Offering generally to pay the Company's Offering and pre-opening expenses, fund the Company's initial capital expenditures and licensing activities and provide working capital for general corporate purposes. The Company's board of directors, however, will have broad discretion in disbursing the net offering proceeds. See "Use of Proceeds."

The Company may need to raise additional capital.
The Company believes that the net proceeds of the Offering will be sufficient to satisfy the Company's capital requirements at least through the first year (1) year of operations assuming the maximum Units are sold and, accordingly, have no immediate plans to raise capital after the Offering through the issuance of additional equity securities unless it is for expansion purposes. However, if only the minimum capital is raised, the company will not be able to fulfill its mission or business plan, without additional funds for acquiring licensing, rights and intellectual properties, and it would be necessary for the company seek private capital debt or equity to fulfill the business plan requirements. If it should be necessary for the Company to seek additional capital the Company's ability to raise such capital, the terms on which the Company would be able to obtain such capital and the effect on you as a stockholder cannot currently be determined. The Any such subsequent offering could, however, have a dilutive effect on your interest as a stockholder of the Company and your per share earnings, if any, and could have a dilutive effect on the book value of your shares. See "Dilution."

The Company arbitrarily determined the Offering price for common stock.
Because the Company is in its beginning stage, its Offering price of $10.00 per Unit could not be set with reference to historical measures of financial performance. The Company arbitrarily determined the Offering price for the unit, common stock and warrant. Therefore, the Offering price may not be indicative of the market value of the unit, common stock and warrant after the Offering. You may not be able to resell your investment for the Offering price of $10.00 per unit or for any other amount. The Company officers and directors were sold common stock at $.01 per share during the organizational stage and forming the Company. Mr. Price, Chairman, purchased 1.3 million shares during the formation of the Company.

The Company may not be able to raise enough capital to begin operations.
The Company and other authorized representatives of the Company are offering and selling the Company's securities on a "best efforts minimum-maximum" basis without the assistance of an underwriter or placement agent. Accordingly, there can be no assurance that the minimum number of Units of common stock offered by this Prospectus will be sold. See "Risk Factors"

The Company reserves the right to enter into agreements with certain underwriters to assist the Company in selling its securities. The Company does not currently anticipate entering into any such agreement. If the Company were to enter into any such agreement, however, the Company would pay standard fees and commissions to such underwriters, which would be paid out of the proceeds of the Offering. See "Use of Proceeds."

The Company plans an ambitious development program that may require the net proceeds from this Offering. If less than all of the Units offered are sold, the Company may have to delay or modify its marketing plans and proceed on a much slower or smaller scale. There can be no assurance that any delay or modification of the Company's marketing plans would not adversely affect the Company's business, financial condition and results of operations. If additional funds are needed to produce and market its products and services, the Company may be required to seek additional financing. The

Company may not be able to obtain such additional financing or, if obtained, such financing may not be on terms favorable to the Company or to the purchasers of the Units.

There is the possibility that a very nominal number of Units will be sold in this offering. In that case the Company still intends to proceed with its plans but will obviously have to proceed on a much smaller scale and with a lower likelihood of success. There are no preliminary agreements or understandings with respect to loans or advances to the Company from officers, directors or principal shareholders.

It is unlikely that an active trading market for the Company's securities will develop in the near future and, even if it does, the market price of such securities may be volatile.
Following the successful completion of the Offering, the Company anticipates that its securities issued in the Offering will be traded over the counter market. If an active trading market does not develop you may not be able to sell your shares or warrants promptly, if at all. In an illiquid market, you may only sell the Company's securities to buyers that you find through your own efforts, and there cannot be any assurance that such buyers will be available. Accordingly, you should not expect to be able to readily liquidate your investment. Moreover, there is no guarantee that you will be able to resell your securities at all or for the price you paid for them. You should only purchase the Company's securities if you have no need for liquidity with respect to your investment and if you can hold your investment for an indefinite period of time. You should consider carefully the limited liquidity of this investment before purchasing any of the Company's securities. See "Nature of Trading Market."

If a trading market does develop for the Company's securities after the Offering, the market price of the securities may be highly volatile. The market price may be affected by factors such as liquidity, investor perception of the Company's financial strength, conditions in the banking industry, such as credit quality, monetary policies and general economic and market conditions. The Company's quarterly operating results, changes in securities analysts' perceptions of the Company's earnings projections or other developments affecting the Company could cause the market price of the Company's securities to fluctuate substantially. Moreover, from time to time, the stock market experiences extreme price and volume fluctuations, which may significantly affect the market price of the Company's securities for reasons unrelated to the Company's operating performance.

The Company has incurred, and will continue to incur until operations are commenced, substantial Offering and Pre-opening costs and expenses and, accordingly, substantial book value dilution may result.
The Company's Pre-Opening expenses include, among other things, amounts paid for legal fees, marketing studies, consultants, and deposits. The Company's Offering expenses include, among other things, legal fees, printing and reproduction fees and professional and consultant fees. The Company's operations are anticipated to commence in the first quarter of 2012. Such expenses will likely be greater if commencement of operations is delayed or if the services of an underwriter are utilized to sell any of the securities offered hereby. See "Use of Proceeds" and "Plan of Distribution."

Assuming that Offering and pre-opening costs are incurred as described in "Use of Proceeds" and (i) if the minimum number of 20,000 Units offered hereby is sold, the net tangible book value of the shares outstanding (which is equal to the amount of stockholders' equity, less the Company's intangible assets, divided by the number of shares of common stock then outstanding) will be approximately \$.03 per share an immediate decrease in the book value per share of the common stock issued of approximately \$9.97 per share from the \$10.00 Offering price, and (ii) if 500,000 Units are sold, the net tangible book value of the shares outstanding will be \$2.43 per share, an immediate decrease in the book value per share of approximately \$7.57 from the \$10.00 Offering price. The exercise of warrants at some time in the future could result in further book value dilution to then existing stockholders if the exercise price of the warrants is less than the per share book value on the date of exercise. Furthermore, if it becomes necessary to raise additional capital in the future to support growth, an offering of additional common stock by the Company would dilute your ownership percentage of the Company's common stock and, depending on the subscription price of the additional common stock, could be dilutive to book value per share. See "Dilution." Investors participating in this Offering will incur immediate, substantial dilution. This is illustrated in the following table:

The Company is not likely to pay dividends in the foreseeable future.
The Company expects that earnings, if any, will be reinvested and used for operating capital and that no dividends will be paid in the foreseeable future. Accordingly, you should not purchase Units of the Company's common stock if you need or desire dividend income. See "Dividend Policy" and "Description of Securities."

The Company will face strong competition from other financial institutions.
The Company will experience competition from larger financial institutions that have been in business for a number of years and that, therefore, have an established client base. The Company will partner with FDIC-insured wholesale and retail banks to offer its services and financial products but it will also compete for deposit accounts and loans with internet banks, thrift institutions, other commercial banks, securities brokerage houses, money market mutual funds and other businesses that provide financial services in the city of Chicago and Chicago South Suburban area and Northwest Indiana. Many of these competitors are substantially larger than the Company, have greater name recognition, larger customer bases, or possess greater resources to compete for funds and are not subject to the same degree of regulation as the Company. Such proposed competitors may also provide services, such as trust services, that the Company will not initially be authorized to provide. See "Proposed Business of the Company - Competition."

The Company's success will be dependent on local economic conditions.
The Company will primarily provide alternative financial services to individuals and businesses located and doing business in the Chicago and Chicago South Suburban market area. The local economic conditions in the area will have a significant impact on the Company's business, the ability of the Company's borrowers to repay their loans and the value of the collateral securing these loans.

The Company has a continuing need for technological change.
The financial, securities and banking industry is undergoing rapid technological changes with frequent introductions of new technology driven products and services. The Company's future success will depend in part on its ability to develop and to afford to purchase and use technology to provide innovative products and services that will satisfy customer demands for convenience as well as create additional efficiencies in its operations. Many of the Company's financial competitors have substantially greater resources to invest in technological improvements than the Company does. There can be no assurance that the Company will be able to effectively implement new technology or be successful in marketing the Company's products and services to customers.

The Company will rely on third-party vendors for certain technical and customer service needs.
The Company intends to outsource and partner much of its operational functions to third-party service providers. Accordingly, the Company will rely on outside parties for essential technical support. The Company will seek to hire leading service providers with significant expertise and capabilities, but the Company may still experience interruptions in service or performance issues. Any such service quality or performance issues could have a material adverse effect on the Company's operations and earnings.

FORWARD-LOOKING STATEMENTS

This Prospectus includes "forward-looking statements" within the meaning of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, that are based on the current beliefs of, as well as assumptions made by and information currently available to, the Company's management. All statements other than statements of historical facts included in the Prospectus, including without limitation, statements contained under the captions "Summary," "Risk Factors," "Proposed Business of the Company" and "Plan of Operation" regarding the Company's business strategy and plans and objectives of management of the Company for future operations, are forward looking statements. When used in this Prospectus the words "anticipate," "believe," "estimate," "project," "predict," "expect," "intend" and words or phrases of similar import, as they relate to the Company or Company's management, are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such expectations may not prove to be correct. Important factors that could cause actual results to differ materially from the Company's expectations ("cautionary statements") are contained under the above caption "Risk Factors" and elsewhere in this Prospectus, including, without limitation, in conjunction with the forward-looking statements included in the Prospectus. Based upon changing conditions, if any one or more of these risks or uncertainties materialize, or any underlying assumptions prove incorrect, actual results may vary materially from those described in this Prospectus as anticipated, believed, estimated, projected, predicted, expected or intended. The Company does not intend to update these forward-looking statements. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the applicable cautionary statements.

(Intentionally Left Blank)

PLAN OF DISTRIBUTION

General

The Company is offering to sell a minimum of 20,000 Units up to a maximum of 500,000 Units at the Offering Price of $10.00 per Unit. For each share of common stock you purchase in the Offering, you will receive one (1) Warrant.

The Company will issue from 20,000 to 500,000 Warrants pursuant to the Offering. The Company Warrants will be issued; (one (1) warrant to purchase one (1) additional share of the Company common stock at an exercise price of $75.00 per share expiring on December 31, 2015. See "Description of Securities – Warrants."

In order to participate in the Offering, you must subscribe for a minimum of 100 Units of the Company's common stock. The Company may, however, accept a limited number of subscriptions for fewer Units for children and teens under the age of 18 with an approved custodian account under the uniform gift to minors act (UGMA).
You may not subscribe for more than 50,000 Units, unless approved by the Company. The Company is not required to notify you of any waiver of these minimum or maximum subscription limits.

The Company expects to promote the Offering to individuals, professionals and businesses (including their respective IRA accounts and qualified pension, 401k, and profit sharing plan accounts) located primarily in Illinois. The Company will accept subscriptions from individuals, professionals and businesses located outside Illinois in certain States where the company has registered the securities and is allowed to sell Units. The states of Alabama, California, Florida, Georgia, Illinois, Louisiana, Maryland, Michigan, Minnesota, Mississippi, Missouri, New Jersey, New York, North Carolina, Ohio, Pennsylvania, South Carolina, Texas, Virginia, Wisconsin and Washington D.C are the states where the Company is seeking permission to sell its Units.

The Units (common stock and warrant) offered pursuant to this Offering will be sold only by Company officers, directors and authorized Company representatives. None of these individuals will receive any commissions or other special compensation in connection with such sales, other than reimbursement for reasonable expenses they incur.

The Company will place the preliminary and final offering circular on its Internet Web site. The Company will confirm by mail the sale of the common stock to those investors who have consented to electronic delivery via the Company's Internet Web site and who reside in the states that the Company has approval to sell stock. A note on the bottom of the confirmation will state that the final prospectus is available on the Company's Web site and the Internet location of the Web site. This approach satisfies the delivery obligations, to investors who have consented to delivery via an Internet Web site.

However, the Company in their sole discretion, reserve the right to engage the services of an underwriter or broker/dealer at any time during the Offering, to sell all or a portion of the Company securities without notifying any subscriber. If the services of an underwriter or broker/dealer are required, they will receive standard underwriting or selling commissions of 10%, including non-accountable expenses which will be paid out of the proceeds of the Offering.

Subscription procedures
To purchase the Company's securities during the Offering, you must complete the subscription agreement accompanying this Offering Circular/Prospectus and send it with your payment of the Offering Price and check payable to "AFRO Dollar Escrow", to AFRO Dollar Inc. 3 First National Plaza Suite 1400, Chicago, Illinois 60602. The Company will, upon acceptance of your subscription, forward a copy of your subscription agreement and your payment to our Escrow Agent, Brookins Law Firm who will deposit your funds in Bank of America; AFRO Dollar Escrow Account in accordance with the terms of the subscription agreement. If your subscription agreement is not accompanied by your payment of the Offering price, your agreement will not be accepted and the Company will not reserve your securities until payment is made.

Payment must be made by check, bank draft, U.S. Postal money order, money order payable in United States currency drawn on a bank or credit union having an office within the United States or by wire transfer (originating from the United States) of immediately available funds. It is anticipated that the Company will commence operations in the first quarter of 2012, but there is no guarantee that it will be able to do so by such time or even at all. See "Risk Factors"

Subscriptions will be accepted in the order in which they are received. The Company reserves the right, however, to reject your subscription in whole or in part either at its own discretion. If your subscription is rejected or canceled, in whole or in part, the amount paid by you to purchase the Company's securities will be returned to you promptly.

Offering conditions and escrow of proceeds
The proceeds of the Offering will be held in the Company's escrow account at Bank of America, pursuant to the terms of an escrow agreement entered into between the escrow agent, Brookins Law Firm and the Company, until the minimum of 20,000 Units are sold/subscribed for or not later than the expiration date, two hundred seventy (270) days after effective date of the Offering, unless extended additional 90 days.

The funds held in the escrow account can be invested in obligations of the United States Government. Once the above Offering conditions are met, the escrow agent will release to the Company the proceeds of the Offering as well as any interest earned through investment of the escrowed funds. Stock Certificates representing your investment will then be issued to you.

Once the Offering conditions have been met, the Company may thereafter continue to receive and accept subscriptions until the earlier of the expiration date and the date on which subscriptions for the maximum amount of Units offered pursuant to this Prospectus have been received by the Company. Accepted subscriptions, and the proceeds thereof, for such additional shares will not be held in escrow, but will be immediately distributed to the Company and certificates representing the securities subscribed for will thereafter be issued as soon as practicable.

If the Offering conditions are not met or for any other reason the Company does not open for business, your investment will be returned to you promptly, with any interest earned on the escrowed funds from the date your investment was deposited in the escrow account until the date the Offering terminates. Your subscription agreement will then be null and void.

The Company reserves the right to terminate the Offering at any time after the Offering conditions have been met and it may withdraw the Offering, at any time, by refunding all subscription proceeds with interest thereon, if any

USE OF PROCEEDS

The net proceeds to the Company from the Offering upon the commencement of business are currently estimated to be from $200,000 to $5,000,000 based upon the sale of minimum of 20,000 Units and maximum of 500,000 Units of the Company's common stock, respectively, at $10.00 per unit, minus offering, pre-opening expenses in the approximate amount of $150,000.

The Company intends to use the maximum proceeds of the Offering in the approximate amounts and for the purposes set forth below:

USE OF PROCEEDS

	If Minimum Sold Amount		If Maximum Sold Amount	
Total Proceeds	$ 200,000		$ 5,000,000	
Less: Offering Expenses				
Regulatory fees	19,000		19,000	
Consultants Fees	2,500		2,500	
Legal	15,000		15,000	
Copying & Printing	6,000		6,000	
Miscellaneous	5,500		5,500	
Net Proceeds from Offering	150,000		$ 4,950,000	
Use of Net Proceeds: (in order of priority)				
Pre Opening Expenses:				
Regulatory Fees	2,000	1%	2,000	.0%
Legal/ Professional Fees	5,000	3%	5,000	.1%
Marketing	70,000	47%	70,000	1.4%
Rent Deposits	20,000	13%	20,000	.4%
Miscellaneous	3,000	2%	3,000	.1%
Purchase Intellectual & License Rights African Am. Face Reserve Obligation	-----		1,500,000	30.3%
Purchase License Rights, Bank Integration Derric Price, Individual	-----		2,400,000	48.5%
Purchase Smart Card Equipment	-----		150,000	3.0%
Working Capital	50,000	33%	800,000	16.2%
Total Use of Net Proceeds	$150,000	100%	$ 4,950,000	100.0%

1. Offering expenses include consulting fees in the amount of $2500, legal fees in the amount of $15,000, regulatory filing fees in the amount of $19,000, printing expenses in the amount of $6,000, and miscellaneous expenses in the amount of $5,500. Offering expenses will be higher if the services of an underwriter or broker are utilized to sell any of the securities offered hereby. See "Plan of Distribution."

2. Pre-opening expenses include regulatory and filing fees in the amount of $2,000, marketing fees in the amount of $70,000, legal and other professional fees in the amount of 5,000, rent and deposits in the amount of $20,000, and miscellaneous expenses in the amount of $3,000.

3. Purchase proprietary Intellectual Property name rights, design rights, film, paper, access to trade secrets in the amount of $1,500,000. The Company will purchase a License and security software, proprietary security data (consumer, industrial, business, governments,) proprietary design use for credit, debit, private cards, security access to trade secrets in the amount $2,400,000, purchase of smart card manufacturing equipment and credit/debit processing equipment $150,000, and $800,000 for working capital and general corporate purposes from the use of the net proceeds.

The amounts set forth above provide an indication of the proposed use of funds based on the present plans and estimates of the Company, actual expenditures may vary from and exceed these estimates.

CAPITALIZATION

The following table sets forth the Company's pro-forma statement of capitalization, as adjusted to give effect to the Offering.

The number of shares shown as outstanding after giving effect to the Offering do not include shares of the Company's common stock issuable upon exercise of warrants issued pursuant to the Offering or, separately.

Stockholders Equity	**Minimum**	**Maximum**
Short Term Debt	-------	-------
Long Term Debt	-------	-------
Common Stock Offered		
100,000,000 shares authorized, 1,500,000 outstanding;	20,000	500,000
Common Stock, par value $.01 per share	$ 200	$ 5,000
Capital surplus[1]	$ 199,800	$ 4,995,000
Less estimated expenses of the Offering.	- 50,000	- 50,000
Less pre-opening expenses.	-100,000	-100,000
Total Stockholders' Equity	$ 50,000	$ 4,850,000
Net Tangible Book Value per Share[2]	$.033	$2.43

1. Capital surplus above is shown net of offering expenses of approximately $150,000 and is based upon $9.99 per share which is the difference between the estimated proceeds of $10.00 per share and the par value of $.01 per share.
2. Net tangible book value per share is the equal to the amount of stockholders' equity, less the Company's intangible assets, divided by the number of shares of common stock then outstanding

Dividend Policy

The Company will reinvest earnings for the period of time necessary to help ensure the success of its operations and to expand its business. The Company has no current plans to pay cash dividends, and the Company's future dividend policy will depend on its operating results, capital requirements, financial condition and other factors considered relevant by the Company's board of directors.

Determination of Offering Price

The price of the shares we are offering was arbitrarily determined in order for us to raise up to a total of $200,000 up to $5,000,000 in this Offering. The offering price bears no relationship whatsoever to our assets, earnings, book value or other criteria of value. Among the factors considered were: our lack of operating history, the proceeds to be raised by the offering, the amount of capital to be contributed by purchasers in this offering in proportion to the amount of stock to be retained by our existing Stockholders, and our relative cash requirements.

Dilution

Assuming that Offering and pre-opening costs are incurred as described in "Use of Proceeds" and (i) if the minimum number of 20,000 Units offered hereby is sold, the net tangible book value of the shares outstanding (which is equal to the amount of stockholders' equity, less the Company's intangible assets, divided by the number of shares of common stock then outstanding) will be approximately $.03 per share an immediate decrease in the book value per share of the common stock issued of approximately $9.97 per share from the $10.00 Offering price, and (ii) if 500,000 shares are sold, the net tangible book value of the shares outstanding will be $2.43 per share, an immediate decrease in the book value per share of approximately $7.57 from the $10.00 Offering price. Investors participating in this Offering will incur immediate, substantial dilution.

This is illustrated in the following table:	Minimum	Maximum
Assumed initial public offering price per share	$10.00	$10.00
Pro forma net tangible book value per share as of August 31, 2011	$ .01	$ .01
Increase per share attributable to new investors	$ .03	$ 2.43
Dilution per share to new investors	$ 9.97	$ 7.57

Exercise of the warrants issued pursuant to the Offering, could have a dilutive effect on your interest as a stockholder. The exercise of warrants at some time in the future could result in further book value dilution to then existing stockholders if the exercise price of the warrants is less than the per share book value on the date of exercise.

Furthermore, if it becomes necessary to raise additional capital in the future to support growth, an offering of additional common stock by the Company would dilute your ownership percentage of the Company's common stock and, depending on the subscription price of the additional common stock, could be dilutive to book value per share. In addition, any subsequent public offering of the Company's common stock will have dilutive effect on your interest as a stockholder if you do not purchase stock in such offering. However, the actual dilutive effect of any such offering cannot be determined at this time.

Adjust The following table presents, on a pro forma basis as of August 31, 2011, after giving effect to all outstanding shares of common stock upon completion of this offering, the differences between the existing stockholders and the purchasers of shares in the offering with respect to the number of shares purchased from us, the total consideration paid and the average price paid per share:

	Shares Purchased		Total Consideration		Average Price per
MAXIMUM UNITS SOLD	Number	Percent	Amount	Percent	Share
Existing stockholders	1,500,000	75 %	$ 15,000	.3 %	$ .01
New stockholders	500,000	25	$ 5,000,000	99.7	$ 10.00
Total		100.0%	$ 5,015,000	100.0 %	

	Shares Purchased		Total Consideration		Average Price per
MINIMUM UNITS SOLD	Number	Percent	Amount	Percent	Share
Existing stockholders	1,500,000	98.7 %	$ 15,000	7.0 %	$ .01
New stockholders	20,000	1.3	$ 200,000	93.0	$ 10.00
Total		100.0 %	$ 215,000	100.0 %	

PROPOSED BUSINESS OF THE COMPANY

General

The Company believes that the African American Face Reserve Obligation Inc. (creator of the original A.F.R.O. Dollar, a United States government approved local currency targeted to middle class African American communities), "A.F.R.O. Dollar model", is the model to solve and satisfy the need of an alternative local community currency and a community-focused institution to serve the low and moderate income neighborhoods located on the Westside and Southside of the city of Chicago and the communities in the Chicago South Suburbs and Northwest Indiana.

Background:

The A.F.R.O. Dollar was developed by our President, Derric Price as his position as Chief Executive Officer, and Founder, of the African American Face Reserve Obligation Inc, the designer, and creator of the A.F.R.O. Dollar. Mr. Price also developed the concept of a Local Community Currency Institution (LCCI™) model to monitor local community money flows, economic leakage, economic multiplier effects, and the impact of local jobs and the community, through the development of his proprietary financial/economic model the ("DPVC") DPrice Velocity Community model.

The A.F.R.O. Dollar is a United States approved alternative currency that can circulate in the United States as local currency. The A.F.R.O. Dollar was targeted to increase local economic wealth, human capital, jobs, small businesses, support churches and non-profits in African American communities. The Company will be a community-oriented and community-focused Local Community Currency Institution (LCCI), located in each community. The Company's primarily aim is to market, distribute, promote, encourage, assist, and teach community residents the importance of trading, shopping and supporting their local businesses, non-profits and churches to create jobs and community wealth.

The Company

AFRO DOLLAR INC. a Illinois corporation ("Company"). The Company's principal business activity is licensing, marketing, remarketing and distributing innovative financial products and services targeted toward local ethnic communities, and local small business chambers.

Business

The Company's primary business activity is Intellectual Property Licensing, and seeks to make money licensing the rights to intangible assets (images, words, logos). The Company seeks to piggyback on the success of programs of established brands (Visa, MasterCard, Discover, Diners, American Express), and by licensing, marketing and distributing the innovative financial products and services developed by the African American Face Reserve Obligation Inc; the A.F.R.O. Dollar Money Card, the American Free Reserves Organization Digital- "Banking on a Chip Card, and the Community BEE (CBEE) Card.

The Company intends to obtain licenses and rights from the African American Face Reserve Obligation Inc. to market, re-engineer, develop and distribute three (3) main innovative community financial products developed by African American Face Reserve Obligation Inc. The Company intends to develop its own private label financial services and pre-paid money cards based on the A.F.R.O Dollar concept with a new prepaid card platform (cash/debit/credit/gift/storedvalue/mobile/internet) with financial processing and bank integration.

AFRO Dollar Inc. will introduce three (3) innovative Financial Money Reloadable Card programs: (These Money cards requires no credit check or bank account and there's no possibility of overdraft fees)

1. The **AFRO Dollar Cash Money Card:** Electronic Digital Prepaid Card platform that will be accepted by merchants for Cash /Debit/ Credit/StoredValue/Mobile payments and transactions. Primarily an ethnic market community money cash card.
2. The **American Free Reserves Organization Digital Card:** "Banking on a Chip" card, a prepaid deposit and saving account digital currency card platform targeted for the un-banked and under-banked residents in their local community. The card requires no credit check or bank account, and there's no possibility of overdraft fees. Primarily this is a general market card.
3. The **Community BEE** (CBEE) **Card:** community prepaid cash money card, targeted to local small business chambers of commerce for their local merchant community. This community card is for acceptance and use by local merchants. Primarily a business to business, consumer to business general market card.

New Concept: A.F.R.O. Dollar "paper money" becomes "digital money" AFRO Cash Money Card {The AFRO Dollar Money cards are our private reloadable prepaid cards that work much like a checking account. Prepaid cards can be purchased and/or loaded with cash. You use the card as you would a checking account; you can pay for purchases or pay bills with the card. When you make a purchase, money is subtracted from the total amount on the card. The AFRO Dollar Money cards also allows you to reload it with additional funds and use it to withdraw money at an ATM}

The Company under its license agreement with the African American Face Reserve Obligation Inc. for use of the name and other rights the Company will market an electronic digital pre-paid card version of the A.F.R.O. Dollar as local digital money-currency, called the AFRO Dollar CASH MONEY CARD. The AFRO Dollar Card digital money-currency, will be accepted by participating local (businesses, professionals, non-profits, churches, and governments) for purchase of goods, services and debt or bill payment transactions upon agreements sign by each entity.

Businesses will be able to sign-up online and enter an agreement to gain approval to accept the AFRO Dollar card within 24 hours or the Company sales representative will call upon businesses to enter into agreement for approval to accept the money cards. Applying the same concept of the paper currency A.F.R.O. Dollar, each AFRO Dollar Money Cash Card is backed by a corresponding US Dollar held in a participating bank. However, each AFRO Dollar Card has enhanced community benefits, by encouraging trade within the local community by residents to: increase community economic wealth, create local jobs, support local businesses, develop social entrepreneurship, increase new business development and increase human capital development. The AFRO Dollar Card private card system will provide additional program modules to create customer reward systems; loyalty points, rebates, non-profit donations, church tithes, savings, emergency cash provisions, and workers' small loans programs.

The Consumers, Businesses and the Churches/Non-Profits will load and spend using their AFRO Money Cash Card to circulate in their community at locally-owned participating businesses; the businesses that accumulate excess AFRO Dollars are able to exchange them for US dollars or spend the AFRO Dollars with other businesses, to strengthen the 'local multiplier effect' and build new trade relationships.

The Consumer receives AFRO "Bonus Reward" Dollars (consumer loyalty dollars) added to their balances of their AFRO Dollar Money Card for supporting and shopping at locally-owed or community businesses. The AFRO "Bonus" Dollars will enable the consumer to shop at the same local merchant's business or purchase goods at other local merchants that accept AFRO Dollars or pay monthly bills (phone, car utilities, rent) or donate/tithe to non-profits or churches.

The Non-profits/Churches receives contributions for their mission and community goals. Each community will establish a locally funded AFRO Dollar Community Chest (safety-net fund) that will receive a contribution from merchants each time AFRO Dollars are spent locally, thus, building and strengthening the community, by re-circulating and recycling AFRO Dollars.

In the longer term, the Company plans to diversify the asset that backs the AFRO currency. In the future it might be possible to back the AFRO with additional assets, land, energy or labor. At that point the currency will be able to play a more significant role in building local economic strength and community empowerment.

While the AFRO is targeted to the African America market, the Company plans to market other products, the Community Bee Card (CBeeCard) is targeted to the general small business market and the American Freedom Reserves digital currency, is targeted to the general public.

It is intended that the Company will be a full service alternative money center institution not a banking institution, but will provide exceptional service that is highly personalized, efficient and responsive to local needs. The Company through its partnerships with wholesale and retail banks will offer a full line of deposit and loan products such as checking accounts, time deposits, a full array of real estate loan services, and related services to individuals, small to medium-sized local businesses and professionals.

The Company will seek to deliver its products and services by user-friendly technology and will seek to be managed by a capable and experienced management team leading a well-trained and motivated staff of financial professionals. The Company will set most of its pricing model on a relationship basis as opposed to a purely transactional basis.

The Chicago Market area:
Chicago known as the "city of neighborhoods". The city of Chicago is divided into seventy-seven (77) Community areas-neighborhoods. Census data are tied to the community areas, and they serve as the basis for a variety of urban planning initiatives on both the local and regional levels.

The Company believes that the Chicago community areas on the west and south side are in need of a new type of community savings institution. Like many smaller and "older" communities throughout the United States, the certain market areas are experiencing an economic and social transformation. Large numbers of people concerned about the quality of life issues such as crime, educational opportunities, jobs and affordable housing are relocating and gentrifying some of these areas.

Moreover, the area has a wealth of new economic opportunities. State, county and local community organizations are individually and collectively working to revitalize older properties, develop new properties and implement strategies to support existing businesses and attract new ones to the area.

New Markets-20 States, 42 Markets

In additional to the Chicago Market area the Company will open through an expansion program offices in 20 states serving 42 markets of low to moderate income communities in select congressional districts;

(Alabama 7 district, California 33,37,35 districts, Florida 3,17,23 districts, Georgia 2,4,5,13 districts, Illinois 1,2,7 districts, Louisiana 2 district, Maryland 4,7 districts, Michigan 13,14 districts, Minnesota 5 district, Mississippi 2 district, Missouri 1,5 district, New Jersey 10 district, New York 6, 10,15 districts, North Carolina 1,12, districts, Ohio 11 district, Pennsylvania 2 district, South Carolina 6 district, Texas 9,18,30 districts, Virginia 3 district, Wisconsin 4 district and Washington D.C.) Expansion into these markets will require additional capital investment, either through a debt or additional equity injection.

Industry

Prepaid cards are a growing business. The prepaid card industry refers to prepaid cards as "general purpose reloadable cards."

The Federal Reserve estimates that 60 million Americans -- one-fifth of the country -- deal primarily in cash.

The Federal Reserve estimated that in 2006, 312.8 million transactions were conducted using open-loop prepaid cards for a total value of $13.3 billion and the Mercator Advisory Group estimates that $38.7 billion was loaded onto network-branded prepaid cards in 2007.

Sizable sums of money have been loaded onto prepaid cards in recent years. Green Dot, one of the major prepaid card players, reported that in 2008 more than $4 billion in transactions were made using its cards that year. UniRush Financial Services reported that $2 billion had been deposited on its RushCards since the 2003 launch until the end of 2008. These numbers may only increase as the prepaid card industry works to steadily expand its reach to enroll the millions of unbanked and under banked, which experts estimate to be between 44 to over 70 million consumers with limited or no access to bank accounts.

The prepaid card industry plans to make prepaid cards the "third mainstream product" alongside credit and debit cards. MasterCard has announced a plan to help boost the industry by running television spots on prepaid cards to increase exposure of the product as well as build consumer awareness.

Households may also choose prepaid cards in lieu of bank accounts or credit cards in response to economic uncertainty or out of frustration with banks and bank fees. Analysts predict that prepaid cards will grow along with the general growth of debit as "transactions that would have used credit cards in the past are migrating to debit cards and other 'pay now' options, as well as 'pay before' methods such as prepaid cards.

The importance in having convenient locations for consumers with prepaid cards to add more money to their card accounts was evidenced by the Visa and MoneyGram deal announced in early 2009. MoneyGram offers "40,000 U.S. sites to reload...Visa prepaid debit cards." Statement from Eric Grover, Intrepid Ventures (*Visa-MoneyGram in Reload Deal*, Am. Banker, Mar. 10, 2009).

These reload packs are offered by reload networks which include "Ace Cash Express, GreenDot, InComm, MoneyGram, Western Union, ReadyLink—which includes BlackHawk" and are sold at 7-Elevens, Safeway, Walgreens, and other grocery and convenience store locations. Celent, LLC, *Where the Banks Aren't: Nontraditional/Nonbank Advances in Branded Prepaid Cards* 24 (2007).

Prepaid cards are increasingly marketed to fulfill the same purposes as bank accounts. Consumers are invited to directly deposit their paychecks, government payments or other recurring income onto the card, to set up bill payment through the card, offered checks to draw against card funds, and some prepaid cards offer rewards programs, credit lines and savings account options.7

Part of the prepaid card industry's strategy is to make these cards readily available and easy to use. Tax preparers, big box retailers, check cashiers, money transmitters and payday lenders all offer their own prepaid cards. Once consumers obtain personalized prepaid cards, they can be reloaded with additional funds at drugstores, grocery stores, and convenience stores by purchasing "reload packs." Consumers are encouraged to have funds directly deposited because this method of loading funds usually does not include a fee.

Part of the lure of prepaid cards is that they can provide debit convenience to consumers who may not qualify or feel comfortable using bank accounts or credit cards.

COMPETITION: Community Currencies, Banking, Corporations, Pay Day Lenders

Other Community Currencies

There are several alternative local currencies in the US, however, community currencies are local in nature, with each community currency trying to stimulate their own local economies, therefore, there will not be any direct community competition with the A.F.R.O. Dollars or the AFRO Financial Money Cards. Several of the community currencies were developed much later than the A.F.R.O. Dollar, however, most of them have adopted the economic model, structure and concept of the A.F.R.O. Dollar as a local community economic stimulus. While some of the community currencies are not backed by the US Dollar as the A.F.R.O. Dollar, their local currencies are backed by labor, volunteers, barter, minerals or metals, however different their approach they still produce some community economic benefits. In fact, the Company has developed products to encourage the local business community to develop their own local currency using the Company's products, such as the CommunityBEE Card (for local business chambers) or the American Free Reserves Digital Card. (for unbanked residents)

Banking

The Banking industry is fiercely competitive. There are 2 major Bank Cards (Visa and MasterCard, and several travel/entertainment/network Cards-American Express, Diner Clubs, Discover). However, all major credit card issuers have introduced digital money as pre-paid debit cards such as, the Visa Money cards.

The Company will face competition from within and without the Chicago Metro area. There are approximately 30 Banking offices of 20 established commercial and savings institutions located within the Company's target market service area. Many, if not all, of such institutions have been in business for a number of years and, therefore, have an established client base. These bank will push their bank affiliated Visa or Mastercard, debit, credit cards.

Corporations and Large Businesses

Corporations such Wal-Mart are introducing Wal-Mart Money Cards, The Money Card is part of Wal-Mart's push into the financial services sector (Money Centers), an area where the company evidently sees a massive opening Americans feeling disenchanted (or worse) with their banks after years of ever-increasing fees are increasingly turning to an alternative financial tool provided by the world's largest retailer: the Wal-Mart MoneyCard. Since its launch in the summer of 2007, Wal-Mart issued 1 million Wal-Mart Money Cards, with an estimated $1 billion loaded onto the cards and adding more Money Centers.

For a flat $3-a-month fee, consumers get a prepaid debit card that they can reload at their convenience. Free direct deposit is also available, and comes with a $10 bonus. The card requires no credit check or bank account, and there's no possibility of overdraft fees."You can't spend what you don't have, so you can't go over. You don't get in trouble with it."

Green Dot Corporations, Money cards, are sold at Walgreens pharmacies, and grocery stores. Most these private label cards are co-branded with a Bank or a Bank card system, such as Visa, MasterCard. There are General Electric, GE Money Cards, several companies are introducing these cards as financing, transactions accounts, loyalty, brand building, or incentives, or private label cards. African American celebrity artists Hiphop artist Russell Simmons, and radio host-DJ, Tom Joyner have co-branded Visa/MasterCard programs.

Payday Lenders

Payday lenders are prevalent in the same target market areas as the Company. While payday lending is a legal business activity and concept, its use, loan rates, and lending techniques in low to moderate income communities can produce absurd and devastating financial results for its clients and the community.

The AFRO CASH MONEY card has developed a "workers-pay" platform for small loan borrowing to replace the abuses in the payday loan industry. The workers-pay loan program will be introduced through our banking partners, and monitored by the Company.

The Company's principle products AFRO Dollar CASH teaches the consumer and local residents about prudent lending rates, savings and spending strategies. The Company's primary competitive advantage over the payday lenders include lower rates and better terms offered, convenience of loan locations, variety of deposit or saving options, quality of customer service and the enhanced community benefits.

The Company's financial money cards, have an enhanced local component, that is very community and consumer focused than the competitors cards. The fact that the Company's directors and proposed executive officers have significant personal and business relationships in the area and have first-hand knowledge of the local market will also contribute to the Company's ability to compete successfully within its market.

Location and Properties

The Company's executive office is an annual lease space located downtown Chicago at 3 First National Plaza, Chicago, Illinois 60602. Upon completion of the offering the Company will locate a full service office in the Southside Community-Bronzeville. The Company will complete the proposed space by making leasehold improvements, including constructing interior walls, painting, and installing carpets, exterior signage, and other amenities necessary to accommodate a full service operation.

Traditional- Banking and Financial Products and Services

The Company believes it will compete successfully within its market by elevating the level of service that is currently available in the community. The Company feels that many of its customers desire more personal, individualized, quality service from the financial institutions with which they do business.

The Company "Financial Money Cards" is committed to investing in the people, tools and systems necessary to deliver quality customer service. The Company will seek partners (banking and other financial institutions) to directly or indirectly offer, or make available, to the community (business, residents, churches non-profits) customers a full complement of traditional financial products and services, including the following;

- Deposit Products, such as personal, business, non-profit checking, money market products, savings accounts, certificates of deposit, IRA/Keogh/SEP accounts, and safe deposits, and

- Loan Products, consumer installment loans, small business loans, home equity lines, commercial and residential construction, apartment mortgage loans, leasing, and residential mortgages (which may be underwritten to secondary market standards and processed by the Company's mortgage department), loan participations, and credit cards.

The Company will obtain referrals or shared fees for services or placements to the banking partners.

New Innovative- Products and Services Development by A.F.R.O. Inc.
The Company through its banking or financial institution partners will introduce its innovative products that are unique to the community that it serves. Low and Moderate Income communities experience different dynamics in their communities than the general market, consisting of a high percentage of income toward housing, food, education, the largest turnover of workplace jobs, and the largest percentage of predatory and sub prime lending. The Company's new products are aimed to transform these communities with products to increase the savings level, encourage social entrepreneurship, human capital development, community economic empowerment and homeownership. The company will introduce innovative products developed by the company; African American Face Reserve Obligation Inc (A.F.R.O).

New Products Created by A.F.R.O. Dollar		Traditional- Bank Industry standard products
Borrowers Foreclosure Insurance	-vs-	Lender Foreclosure Private Mortgage Insurance
No credit scoring mortgages	-vs-	Credit scoring only
Wealth Building Classes	-vs-	Financial Literacy Classes
Un-banked Checking/Saving Accts	-vs-	No banking acct/ currency exchanges only
Smart card-Banking on chip	-vs-	None- Traditional- ATM/Internet banking
Homeownership Savings Club	-vs-	None- Traditional- Saving account
Develop Housing Ministry-Church	-vs-	None
Build Finance & Trade Ministry-Church	-vs-	None

The African American Face Reserve Obligation Inc. (A.F.R.O.) innovative financial products are more community focused, and the traditional banking products. These new innovative financial and social responsible products enable the local community to focus on the financial and lending inequities, inherent in low to middle income communities.

Borrowers Foreclosure Insurance(BFI™)), a new and innovative financial product that provides the borrower foreclosure protection up to two (2) years, by providing payments to the bank on behalf of the borrowers in case of loss of job (borrower protection). This is opposite of Lender private mortgage insurance (PMI) that the bank requires/forced borrowers to pay, but protects the only the bank, not the borrower. (lender protection)

No credit scoring mortgages (NCSM™)): a new innovative community mortgage to borrowers based on their ability to pay and alternative scoring, instead of credit scoring models traditionally used by banks relying on the big 3 credit agencies (Trans Union, Experian, Equifax). The Company believes by promoting local community based models to homeownership, and creating and promoting homeownership as a "right" instead of a "privilege" will build strong economic communities.

Wealth Building Classes: The Company will teach community wealth classes to emphasize community building, where homeownership, small businesses development, entrepreneurship, and shopping locally will create local jobs, and build wealth for all the residents in the community. Traditional financial literacy classes supported by banking industry focuses on individual financial needs.

Un-banked Checking/Saving Accts: The Company will introduce financial money cards that require no bank checking accounts for the under banked and un-banked residents in the community. This will provide a stepping stone to get the unbanked into the banking system, without the high cost associated with banking. This will also save the low income residents the expensive cost charged by currency exchanges and cash checking services.

Smart card-Banking on Chip™: This Cards provide all the banking functionality of the card itself, without any outside network processing. This card is designed for use in transaction where there is no access to internet or phone for authorization. All balances are updated on the card after each purchase.

Homeownership Savings Club™: This HomeOwners club encourages savings for a home purchase by allowing for matching down payment funds programs and pre-approval mortgages, for potential and prospective homeowners,

Develop Housing Ministry-Church: Providing Homeownership and counseling through Church partnerships.

Build Finance & Trade Ministry-Church: We develop partnerships with local churches and their local businesses. The church community will trade and shop with the local businesses, and the businesses will support the local church mission and programs, with the LCCI™ institution monitoring the partnership.

The Company anticipates that, it will develop strategic partnerships with well-known and widely respected third-party product and services providers, financial institutions, insurance companies, tax accountants to expand its product and service offerings to include investment, estate planning and insurance related services.

The Company believes that the provision of such products and services to its customers will not result in increased costs to the Company, but will generate additional income to the Company as a result of its serving as the link between customers and the third-party providers.

For the sake of convenience, it is intended that any accounts established by the Company's clients with respect to these services will be linked to the Company's other financial products, such as money market accounts, time deposits and loan services.

- The Company believes that building and maintaining a customer information database is crucial to delivering superior service. Such a database would allow the Company's employees to segment and target the market and more closely offer products and services that its customers need and, therefore, will purchase. The Company believes that by targeting, segmenting and maximizing the Company's customer base in this manner and customizing its products accordingly will distinguish it in the financial services marketplace.

Delivery of Products and Services

The Company does not view technology and highly personalized customer service as mutually exclusive. Instead, the Company feels that an effective blending of the two will be essential to the Company's success. The Company believes that the best way to serve its market is to enable customers to access their accounts 24 hours a day, 7 days a week, through the delivery channel of their choice, without losing a personal touch. The Company's customers will be offered opportunities to deal directly with Company employees or, especially during non-traditional business hours, to engage in routine transactions and make routing inquiries via technology, such as automated teller machine (ATM), mobile networks and internet access and smart card technology.

The Company intends to enable its customers to electronically access their accounts and the Company's products and services via the internet, mobile phone and smart cards. This would include, but not be limited to, account maintenance, internal transfer of funds between existing accounts, researching product information, and requesting information. Initially, the Company will offer bill-paying services and accept loan applications through its website.

The Company intends to outsource some of its technology matters to third-parties that specialize in such areas. With the aid of a consultant, the Company are in the process of identifying, evaluating and selecting the third-party service providers. By outsourcing some of its technology matters, the Company believes that it will be assured access to the latest available technology at an affordable price. Any and all technology vendors will be asked by the Company to demonstrate that they meet or exceed industry standards for security of private and/or confidential customer information and that they will have adequate disaster recovery plans in place at all times. The Company will conduct significant due diligence and impose various contract terms on all of its outside vendors.

Employees

The Company expects to commence operations with approximately twelve (12) employees, 6 who will be employed at the Company's main office. The Company will develop a commission sales culture. The Company will seek to recruit, and train (6) talented commission sales force employees. Each employee of the Company will be trained to pro-actively present the Company's various products and services to customers. Recognizing that developing a successful sales force will be crucial to the Company's success, the Company will also reward employees to cross sell, retain and augment the Company's customer base.

In order to do so, the Company will stress the importance of providing staff with a working environment conducive to personal and professional growth. The Company believes that this will foster pride, teamwork and proficiency, which will then result in customers receiving professional, high quality and personalized banking services. The staff will receive continuous cross training that will assist them in developing critical job skills and competencies necessary to best serve the Company's customers by solving, and not just processing, problems of the customers. In addition to these individuals, the Company intends to commence operations at its other Chicago and Chicago Suburban offices with a branch office, and office support staff.

Marketing and Advertising

The Company believes that the Offering, which is being promoted to residents and businesses in the Chicago Market Area and 20 state areas where it will have a regional office will generate a significant number of clients for the Company. The Company believes that a number of the Company's stockholders will personally establish financial relationships with the Company and will recommend the Company to their friends, family, businesses, churches and non-profit.

The Company also intends to be highly visible within the Chicago SMSA market area and 42 markets in 20 states. The Company will seek to be a good community citizen and serve as both a financial and information center for its community. The Company will organize and sponsor classes on a variety of topics of interest to its customers and members of the Company's community. The Company will also sponsor programs of interest to a broader spectrum of the community.

Topic for the Community: Home Financing, Financial & Wealth Literacy, Reverse Mortgages, Budgeting, Health and Nutrition issues, High School banking, Community Economics and

Transformation, Under-banked/Un-banked financial and banking access, Community Planning and Construction. The Company will also encourage its employees to volunteer for community service.

Topics for Small Business Customers: Business Plan writing, Marketing and Business Growth strategies, Human Resource issues, Financing and Capital strategies, Small Business Management techniques, Social Entrepreneurship, and Computer Software classes.

Topics for Non-profits: Social Community Investment, New Senior Housing, Affordable Housing Construction, Non- Profit Membership Savings Plans, Church Saving & Homeownership Development, Human Capital Investment-Job Training.

It is anticipated that the Company will also develop a comprehensive, ongoing marketing program, which will involve a combination of direct mailings, exterior signage, officer call programs, staff incentives, e-mail, radio, television, and the use of the Company's website.

Financial projections

The principal sources of funds for the Company's activities will be membership fees, retained earnings, loan repayments (including prepayments), net deposit inflows, transaction fees and sales of investments and borrowings. The Company principal sources of revenue are its licensing fees, co-marketing, co-branding, distribution fees, interchange fees, memberships, fee income from bank partners on loans, bank accounts, interest and dividends on investments. The Company principal expenses are; general and administrative expenses, commissions, marketing, network maintenance, advertising, interest on borrowings and income taxes.

The Company principal Sources of Revenues:

membership annual fees (consumer, business, non-profits)
merchandise/ promotional items sales
licensing fees (co-marketing, co-branding, fees, with financial partners)
merchant fees (cards distribution fees, interchange fees, transactions and processing fees)
bank partners fee income (loans, accounts, referrals, participations)
dividends on investments
education fees (wealth, financial, topics for consumer, business, churches and non-profits)

The Company principal Expenses are;
general and administrative expenses,
commissions, marketing, advertising,
IT network maintenance
interest on borrowings
income taxes

The Company expects to incur an operating loss exceeding $300,000 during its first year of operations, and have substantial growth after the full implementation of (IT, banking, card integration and processing and sales) the card system platform. The Company's anticipate that it will achieve profitability by the first quarter of its second year of operations. The Company anticipates it will issue 500,000 – 1,000,000 AFRO Financial Cards over the next three years. The company anticipates of earning fees between $24 and $90 dollars annually per each AFRO Financial Cardholder. The company will seek to maximize the services it renders to cardholders and the community by focusing on local job creation and small business development and social enterprise development. There can be no assurance, however, that the Company will achieve profitability by such time, if at all. The Company has plans to introduce a bonus structure to reward employees if the Company obtains significant profitability before the second year.

Need for additional capital

Although technology, financial services and banking industry is subject to unforeseen economic events outside of the Company's control, the Company believes that if maximum $5 million amount is raised through the Offering, it will not be necessary for the Company to seek additional funding within the first year of operation. However, the Company anticipates that it may expand the service to 20 states in the 4th quarter of 2012; this will require additional capital for expansion. If the Company decides favorably to the 20 state expansion plan ($5 million per state), this will require the Company to sell a minimum of 1,000,000 shares in the future. If the Company seeks additional capital, or issue additional shares there is no assurance that the market will be favorable, to such offering. The actual dilutive effect of any such offering cannot be determined at this time.

MANAGEMENT OF COMPANY

Directors, proposed executive officers

The direction and control of the Company will be vested in the Company's board of directors, consisting of (3) nor more than five (5) persons, who will be elected by the Company's stockholders.

Each director has been elected by the Company's organizers to serve as an organizing director of the Company until the first annual meeting of stockholders. Thereafter the board will be elected for a three-year term or until their successors are elected and qualified.

The following table sets forth certain information with respect to the persons who are organizing directors, proposed executive officers of the Company, including information relating to their anticipated stock ownership. Our Bylaws contain a provision that requires us to indemnify directors and officers to the fullest extent authorized by the Illinois Business Corporation Act.

BENEFICIAL OWNERSHIP OF MANAGEMENT

The following table sets persons as a group, (a) the number of shares to be beneficially owned immediately following the Offering. No person will be permitted to purchase, directly or indirectly, more than 10% of the share.

Shareholder	No. of Shares %	Stock Offering		Stock-Warrants-Exercised	
	Beneficially Owned	Minimum	Maximum	Minimum	Maximum
Derric Price Chairman, Chief Executive Officer	1,300,000 (86.6%)	85.52%	65.00%	84.41%	52.00%
John Porter Chief Marketing Officer, Director	100,000 (6.7%)	6.50%	5.00%	6.49%	4.00%
Keith Coleman Director	100,000 (6.7%)	6.50%	5.00%	6.49%	4.00%
Directors, executive officers as a group (3)	1,500,000 (100%)	98.52%	75.00%	97.39%	60.00%

The Company is not aware of any person or corporation who is expected to purchase 5% or more of the common stock in the Offering.

Background of directors, proposed executive officers

The principal occupation and relevant employment history of each director, proposed executive officer, as well as any directorships in certain corporations held by such persons and the name of any Company for which such person has been a director or executive officer for the past five (5) years are set forth below.

MANAGEMENT

Derric Price, 53 Chairman, Chief Executive Officer, Treasurer,

Chairman, Founder, African American Community Trust (1980-Current), the (Community trust) is a non-profit community organization founded to educated community on local issues in the community, economic development, business and social, entrepreneurship and local job creation, institution building and community wealth creation. It is though these community problem solving effects that the concept for the A.F.R.O. Dollar organization developed. Chairman, African American Face Reserve Obligation Inc. (1989-Current), the organization that developed the A.F.R,O Dollar, the Local Community Currency Institute (LCCI), a new community economic model DPVC, community banking software and gateway platforms. Chief Executive Officer, First Northern Financial (1990-Current), investment banking and consulting. Chairman, Founder Viza Air formerly Viza Airlines (1980-Current), commuter airline, (went public), currently planning service as travel club using large Commercial Boeing aircraft. President, Preferred Price Private Financial Engineers investment planning. Founder, Chairman Telstar Communications Inc. (1990-Current) provide services and development for Smart card, credit/debit card development, fiber, IT, planning, construction, maintenance for VOIP, IPTV, for major cable systems.

Mr. Price holds Intellectual Property rights for PSMART™ a non-foreclosure mortgage product targeted to federal regulated commercial banks and mortgage finance institutions. Mr. Price holds Intellectual Property rights for HOME SAVERS KEY CLUB, a pre-approval home mortgage product that does not require credit scoring. Mr. Price holds trade secrets rights for the ALL AMERICAN CARD™ a biometric and security Banking Smart Card -Bank on Chip. a computer in (credit card size) card with banking functionality. Mr. Price has over 30 years in real estate, finance and investment consulting.

John Porter, 49 Chief Marketing Officer, Director

President, Resources Plus (2000-Current); a Marketing, Market Research, Branding and Social Media firm in Chicago, Illinois. Mr. Porter has over 20 years in Branding, Marketing including Social Science Market Research (1990-1998) National Opinion Research Center (NORC). Mr. Porter is a Social Media and Technology Coach.

Keith Coleman, 54 Director

President, Coleman Real Estate Investment Services (1990-Current), Currently, Senior Sales Executive Crye-Leike Realty (2002-Current), Mr. Coleman has over 20 years of real estate investment and sales.

****** 3-Directors

Compensation of management

The Company anticipates that it will open for business during the first quarter of 2012, assuming that it raises a sufficient amount of minimum capital. The following table shows information for 2012 with respect to the proposed compensation for services that will be rendered by the Company's proposed executive officers upon the Company's opening. The following information assumes that the following officers have served in their respective positions for a full fiscal year and is based upon the Company's organizers' current estimates of such amounts. There will be no salaries paid in 2011.
Salaries will start January 1, 2012.

Name and Position with the Company	Year	Annual Salary[1]	Bonus[2]	Stock Compensation[2]
Derric Price,				
Chairman, President, Treasurer	2012	$ 1.00	N/A	$450,000
Pending-TBA				
Chief Financial Officer	2012	$ 80,000	N/A	N/A
John Porter				
Chief Marketing Officer, Director	2012	$ 70,000	N/A	N/A
Keith Coleman, Director	2012	-------	N/A	N/A
Total Director as a group (3)		$150,001	N/A	$450,000

1. This table reflects only the amounts to be paid to such individuals by the Company on an annual basis once the Company opens for business. No Salaries will be paid in year 2011.
2. It has not yet been determined whether these proposed executives would receive bonuses in the year 2012 based on Company profits. Moreover, it has not yet been determined whether these proposed executives will receive other compensation, such as stock options, from the Company in the year 2012, If stock options are given it would be base on achieving early profit targets of the Company. One proposal (not yet approved), is to give the President $450,000 non-cash, in stock options as incentive to achieved profits in year 1 instead of the anticipated loss.

Management Relationship, Certain Transactions, Remunerations

Agreement with African American Face Reserve Obligation Inc.:

The Company (Grantee) entered into a ten year Intellectual Property Agreement with African American Face Reserve Obligation Inc. (Grantor) to use the images, logo words of the paper currency AFRO Dollar, on the Company's products, such as the AFRO Dollar Cash Card digital money cards, t-shirts, hats, other promotional, financial service products. The Company will pay the Grantor, 8% royalty price of merchandise sold. Payable quarterly. The Company will pay the Grantor, $1.00 per month, per any (Credit, Debit, Gift, Store Value, Private Label) Card account issued, or (electronic, mobile, bank) account issued; payable quarterly. Upon completion of the maximum offering the Company will purchase the Intellectual Property Rights License for $1.5 Million

Rights

This Intellectual Property Agreement is made to confirm that the Grantor grants to the Grantee a choice to obtain license and use for name rights, copy rights, trade name, trademarks, service marks, process rights, color rights, certain artistic and production rights. The Grantor will however hold the Intellectual Property rights of the African American Face Reserve Obligation Inc product/property/creative work of A.F.R.O. Dollars. Mr. Price the Chairman, CEO of the Company is still Chairman, Director of African American Face Reserve Obligation Inc. (Grantor). And this transaction may considered to be a non-arm length transaction. However, without such Intellectual Property licensing agreement from the Grantor, marketing the AFRO electronic card could not exist, nor the Company business plan be executed. An independent appraisal of the value of the rights was not obtained, however a search for like transactions were reviewed, and it appeared that the price offered was considered reasonable for this small transaction.

Agreement with Derric Price, individually:
Mr. Price as Chairman of African American Face Reserve Obligation Inc., developed proprietary bank integration software, interface with ABA American Banker association approved software, used by major money center banks as well as local community banks, ATM machines, credit debit card machines, retail readers, smart wireless readers, mobile phone integration and third party relationship for remote transactions and processing. The Company entered into a agreement with Mr. Price to license his proprietary engine and software to create a electronic platform and gateway for a private label debit/credit/storedvalue/gift/mobile/internet payment system. This platform will create a AFRO Dollar Cash Money Platform ('AFRO Platform") to integrate with banking systems and a back office card and mobile finance processing IT software structure.

Rights:
The Company (Grantee) entered into a ten year Licensing Agreement with Derric Price, Individually for his release of the Intellectual Property rights and Licensing for use, of his creation, design, trade secrets, proprietary security data algorithms, security software and security design developed, and his 3rd party data trade secrets, associated with African American Face Reserve Obligation Inc. and Telstar Communications. Upon completion of the maximum offering the Company will purchase the license rights and integration system for $2.4 Million.

An independent appraisal of the value of the rights was not obtained, however an estimate and inquiry for a system designed to create a banking integration, credit card processing and back office, would take years to develop and test, with no guarantee the system will comply with the new financial security regulations. This approach is cost prohibited. A fair value for a system designed would be 10 times the cost. There are currently venture-backed companies that still testing their system similar to the system the Company plans to deploy. Whereas the system Mr. Price developed can be re-engineered and working within 90-120 days, upon approval of sale and release and licensing rights obtained. We believe these transactions serve the best interest of the Company to put it on the best profitable path in the shortest amount of time and resources available to the Company. Without these agreements the Company will not be able to fulfill its mission or business plan.

Mr. Price is the majority shareholder of the Company will receive a nominal annual salary of $1.00 as Chairman, CEO. Mr. Price duties are to train and build an experienced and capable staff to implement the new economic/financial DPVC model and implement the model of the Company's financial money cards. Mr. Price is the majority shareholder and Chairman of African American Face Reserve Obligation Inc. African American Face Reserve Obligation Inc, continues to develop new community models that the Company plans to license and develop more innovative financial and social responsible products.

DESCRIPTION OF SECURITIES

Common Stock

AFRO Dollar Inc., a Illinois corporation, has authorized capital stock of 100,000,000 shares of common stock, par value $.01 per share, of which 1,500,000 shares are currently outstanding. The effect of any future issuance of additional common stock by the Company on the rights of the existing holders of common stock cannot currently be determined.

Voting Rights

In all elections of directors, the number of votes cast by each common stockholder will be determined by multiplying the number of shares he or she owns by the number of directors to be elected. Those votes may be cumulated and cast for a single candidate or may be distributed among two or more candidates in the manner selected by the stockholder. If, after the first ballot, subsequent ballots are necessary to elect directors, a stockholder may not vote shares that he or she has already fully cumulated and voted in favor of a successful candidate. On all other questions, each common stockholder shall be entitled to one (1) vote for each share of stock held by him or her.

Dividend Rights

The holders of the common stock will be entitled to receive and to share equally in dividends as may be declared by the board of directors of the Company out of funds legally available for such purpose. See "Dividend Policy."

Preemptive Rights; Redemption

Holders of shares of the common stock will not be entitled to preemptive rights with respect to any shares of the common stock which may be issued. The common stock will not be subject to call for redemption, and upon receipt by the Company of the full purchase price, the common stock will be fully paid and subject to no further call on stockholders' funds.

Description of Warrants

You will receive one (1) warrant to purchase one (1) share of common stock for each share of common stock you purchase in the Offering. The Company will issue up to 500,000 warrants pursuant to the Offering. The Company has authorized and reserved for issuance the shares of common stock initially issuable upon exercise of the warrants.

The warrants are exercisable at anytime within the three (3) year period expiring on December 31, 2015. Warrants not exercised by the expiration date shall become null and void. The exercise price is $75 per share. The warrants are being registered as part of this Offering and will be freely transferable. The shares of the Company's common stock underlying these warrants have also been registered, and when issued upon exercise, shall not constitute restricted securities as such terms are defined under the Securities Act of 1933, as amended.

The exercise price and the number of shares of common stock that can be acquired by exercising each warrant are subject to anti-dilutive adjustment in certain events, including a stock split on the common stock, issuance of a stock dividend to holders of the common stock, or a reclassification of the common stock. No fractional shares will be issued upon the exercise of warrants.

To exercise a warrant, the holder must send to the Company the notice of exercise attached to the warrant, completed and signed by the warrant holder. Such notice shall set forth the number of shares to be purchased and should be accompanied by cash, check or any combination thereof for the total exercise price. The Company will then return to the holder a certificate evidencing the number of shares of common stock issued upon exercise of the warrant. If less than all the shares covered by the warrant certificate surrendered are being purchased, the Company will issue a new warrant representing the unexercised portion of the original warrant.

Warrant holders are not entitled, by virtue of being such holders, to receive dividends, to consent to or to receive notice as stockholders in respect of any meeting of stockholders for the election of directors of the Company or any other matter or to vote at any such meeting, or to any other rights whatsoever as stockholders of the Company. The Company plans to furnish holders of record of the warrants all annual and other reports that it furnishes to holders of its common stock.

Indemnification

The Bylaws of the Company generally provide that the Company may indemnify its directors, officers, employees or agents against liabilities or expenses actually and reasonably incurred by them, which arise out of their service for or on behalf of the Company, to the fullest extent provided under the laws of the State of Illinois, except as otherwise provided by applicable law or the Company's Bylaws. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company, pursuant to the foregoing provisions or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

The Company is not aware of any pending or threatened action, suit or proceeding involving any of its directors or officers for which indemnification from the Company may be sought.

Nature of Trading Market

Prior to the Offering, there has been no established public trading market for the Company's securities. Although it is anticipated that the Company's will seek its securities to be traded on the over the counter OTC Bulletin Board following a successful completion of the Offering, there is no guarantee that an active trading market in the Company's securities will develop in the near future or at all. The Offering price has been arbitrarily determined and is not a reflection of the Company's book value, net worth or any other such recognized criteria of value. There can be no assurance that, if a market should develop for the Company's securities, the post-Offering market price will equal or exceed the Company's per unit Offering price of $10.00.

Litigation

As of the date of this Offering Circular, the Company and its properties were not subject to any material legal proceedings or litigation.

Registrar And Transfer Agent

Illinois Stock Transfer, IST Company will act as registrar and transfer agent for the Company's securities.

Additional Information And Reports To Stockholders

Although the Company's securities are exempt from registration under the provisions of the Securities Act of 1933, as amended. Accordingly, the Company has filed a Offering Statement on Form 1A with the Securities and Exchange Commission with respect to the Units of common stock and warrants being offered by this offering statement. This Offering Circular, which is a part of the Offering Statement, does not contain all of the information set forth in the offering statement nor the exhibits and schedules thereto, certain portions of which have been omitted under the rules and regulations.

For further information with respect to the Company and its securities, you should review the offering statement, including the exhibits to the offering statement. Statements in this offering circular as to the contents of any contract or other document referred to are not necessarily complete, and in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the offering statement, each such statement being qualified in all respects by such reference. The offering statement and exhibits to the Offering Statement may be inspected at the SEC office located at 100 F Street, N.W., Washington, D.C. 20002.

Although the Company have filed applications with the SEC, prospective investors should rely only on information contained in this offering circular in making an investment decision. We believe that the information included in this offering circular is consistent with the information in public files and records maintained by the SEC. If, however, information available from the Company, information in public files and records maintained by the SEC, and information from other sources, is different from information presented in this offering circular, such information is superseded by the information presented in this offering circular and should not be relied on. Projections appearing in the regulatory applications are based on assumptions that the Company's organizers believe are reasonable, but as to which no assurances can be made. The Company specifically disaffirms those projections for purposes of this offering circular and cautions prospective investors against placing reliance on them for purposes of making an investment decision.

Upon the effective date of the Company's offering statement, the Company will commence the Offering. Assuming the Company receives all necessary regulatory approvals, the Offering is successful, the number of shareholders and the Company opens for business, it may be subject to the reporting requirements of Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), which include the requirement to file annual reports and quarterly reports on the appropriate forms.

The Company will furnish its stockholders annual reports containing audited financial information for each fiscal year on or before the date of its annual meeting of stockholders. The Company's fiscal year ends on December 31. The Company will also furnish other reports that it determines to be appropriate or that may be required by law

Financial Statements

Because the Company is currently in organization and does not itself yet have any significant assets or liabilities, and no income, full financial statements cannot be, and have not been, provided with respect to the Company.

AFRO Dollar Inc.

Balance Sheet
August 31, 2011

ASSETS	
Cash	20,000
Account Receivable	0,000
Total Assets	20,000
LIABILITIES	
Liabilities	0,000
Total Liabilities	0,000
Equity	20,000
Total Equity + Liabilities	20,000

STOCK SUBSCRIPTION AGREEMENT

STOCK SUBSCRIPTION-AFRO DOLLAR INC.

AFRO DOLLAR INC.

Make CHECK Payable to: **AFRO DOLLAR Inc. Escrow****

Buyer/s

Name: ____

Address: ____

By: ______________________________

(Sign Here)

____

(Sign Here if Joint Subscriber)

Number #Units: __________x $10.00/Share CHECK Amount Enclosed:$___________

Accepted:______________________________

AFRO DOLLAR INC.

3 First National Plaza | Suite1400 | Chicago, IL 60602 | office (312) 578-0100 | fax (312) 578-20111

SUBSCRIBER INFORMATION

I. Information for Individual/Joint Subscriber

☐ TEN COM tenant in common ☐ TEN ENT as tenants by the entireties

☐ JT TEN as Joint tenants with right of survivorship and not as tenants in common

☐ Uniform Gift Min ACT (cust) (minor) under Uniform Gifts to Minors Act _____ (State)

A. Name of Subscriber/s: ______________________________________

B. Social Security Number/s: ______________________________________

C. Address: ____

D. Home Telephone Number: ______________________________

E. Business Telephone Number: ______________________________

F. Facsimile Number: ______________________________________

****

II. Information for Trust or Other Entity

A. Name of Subscriber:

____

B. Name/Title of Authorized Person______________________________

C. Federal Tax ID Number: ______________________________

D. Address: ______________________________ City________ State_______

E. Telephone Number: ______________ E. Facsimile Number______________

AFRO DOLLAR INC.

Community Money Card- Community Cash Card

500,000 Units

Price: $10.00 per Unit

Each **Unit= 1 Common Stock +1 Warrant(stock purchase option)**

Minimum Purchase	**100 Units: $1,000**
Children 18 & Under **(uniform gift to minors act)** **Minimum Purchase :**	**10 Units: $100**

AFRO Dollar Inc.
Three First National Plaza
70 West Madison, Suite 1400
Chicago, Illinois 60602

AFRO DOLLAR.org **312-578-1000**

STOCK SUBSCRIPTION AGREEMENT

STOCK SUBSCRIPTION-AFRO DOLLAR INC.

AFRO DOLLAR INC.

Make CHECK Payable to: **AFRO DOLLAR Inc. Escrow****

Buyer/s

Name: ____

Address: ____

By: ______________________________

(Sign Here)

____

(Sign Here if Joint Subscriber)

Number #Units: __________x $10.00/Share CHECK Amount Enclosed:$____________

Accepted:______________________________

AFRO DOLLAR INC.

3 First National Plaza | Suite1400 | Chicago, IL 60602 | office (312) 578-0100 | fax (312) 578-20111

SUBSCRIBER INFORMATION

I. Information for Individual/Joint Subscriber

☐ TEN COM tenant in common ☐ TEN ENT as tenants by the entireties

☐ JT TEN as Joint tenants with right of survivorship and not as tenants in common

☐ Uniform Gift Min ACT (cust) (minor) under Uniform Gifts to Minors Act _____ (State)

A. Name of Subscriber/s: ______________________________________

B. Social Security Number/s: ______________________________________

C. Address: ______________________________________

D. Home Telephone Number: ______________________________

E. Business Telephone Number: ______________________________

F. Facsimile Number: ______________________________

****

II. Information for Trust or Other Entity

A. Name of Subscriber:

____

B. Name/Title of Authorized Person______________________________

C. Federal Tax ID Number: ______________________________

D. Address: ______________________________ City________ State_______

E. Telephone Number: ______________ E. Facsimile Number______________

AFRO DOLLAR INC.

Community Money Card- Community Cash Card

500,000 Units

Price: $10.00 per Unit

Each **Unit= 1 Common Stock +1 Warrant(stock purchase option)**

Minimum Purchase	**100 Units: $1,000**
Children 18 & Under **(uniform gift to minors act)** **Minimum Purchase :**	**10 Units: $100**

AFRO Dollar Inc.
Three First National Plaza
70 West Madison, Suite 1400
Chicago, Illinois 60602

AFRO DOLLAR.org 312-578-1000

PART III

EXHIBITS

ITEM 1
INDEX TO EXHIBITS

ITEM 2

DESCRIPTION OF EXHIBITS

(1) Underwriting agreement--N/A -None
(2) 2 (a) Charter Articles and 2(b) Bylaws –AFRO Dollar Inc.
(3) Common stock-Sample AFRO Dollar
(4) Subscription Agreement- Sample Agreement
(5) Voting trust agreement-- N/A -None
(6) Material Contracts (2)ab)
(6a) Intellectual Property Agreement, African American Face Reserve
(6b) Licensing agreement, Derric Price
(7) Material foreign Patents-- N/A -None
(8) Plan of Acquisition, Reorganization. Liquidation— N/A -None
(9) Escrow Agreement, Bank of America
(10) Consents- N/A -None
(11) Opinion re legality- Atty. Brookins
(12) Sale Material-Tombstone-N/A-None
(13) Test of the Water Material- N/A -None
(14) Appointment of Agent for Service of Process
(15) Warrants Certificates

Exhibit 1
UNDERWRITER AGREEMENT

NONE- N/A

Exhibit 2

2 (a) CHARTER ARTICLES
2(b) BYLAWS-AFRO DOLLAR INC.

Exhibit 3
COMMON STOCK-SAMPLE

COMMON STOCK

Exhibit 3

STOCK SUBSCRIPTION AGREEMENT

STOCK SUBSCRIPTION-AFRO DOLLAR INC.

AFRO DOLLAR INC.

Make CHECK Payable to: **AFRO DOLLAR Inc. Escrow****

Buyer/s
Name: ____

Address: ____

By: ______________________________
(Sign Here)

____
(Sign Here if Joint Subscriber)

Number #Units: __________x $10.00/Share CHECK Amount Enclosed:$__________

Accepted:______________________________
AFRO DOLLAR INC.
3 First National Plaza | Suite1400 | Chicago, IL 60602 | office (312) 578-0100 | fax (312) 578-20111

SUBSCRIBER INFORMATION

II. Information for Individual/Joint Subscriber

☐ TEN COM tenant in common ☐ TEN ENT as tenants by the entireties

☐ JT TEN as Joint tenants with right of survivorship and not as tenants in common

☐ Uniform Gift Min ACT (cust) (minor) under Uniform Gifts to Minors Act _____ (State)

A. Name of Subscriber/s: ______________________________________

B. Social Security Number/s: ______________________________________

C. Address: ______________________________________

D. Home Telephone Number: ______________________________

E. Business Telephone Number: ______________________________

F. Facsimile Number: ______________________________
****

II. Information for Trust or Other Entity

A. Name of Subscriber:

____

B. Name/Title of Authorized Person______________________________

C. Federal Tax ID Number: ______________________________

D. Address: ______________________________ City________ State_______

E. Telephone Number: ______________ E. Facsimile Number______________

Exhibit 5

VOTING TRUST AGREEMENT

NONE- N/A

Exhibit 6A-
INTELLECTUAL PROPERTY AGREEMENT

Intellectual Property Agreement:

African American Face Reserve Obligation Inc. and AFRO Dollar Inc.

This Intellectual Property Agreement is made on August 31, 2011 by African American Face Reserve Obligation Inc., hereby referred to as the "Grantor" and AFRO Dollar Inc, (Illinois corporation) having its main office at 3 First National Plaza Chicago Illinois 60610, hereby referred to as the "Grantee". This Intellectual Property Agreement is made to confirm that the Grantor grants to the Grantee a choice to obtain license and use for name rights, copy rights, trade name, trademarks, service marks, process rights, color rights, certain artistic and production rights. The Grantor will however hold the Intellectual Property rights of the African American Face Reserve Obligation Inc product/property/creative work of A.F.R.O. Dollars. The Grantee hereby agree to comply with all the terms and conditions set forth in this contract as is the case with all Intellectual Property Agreements of the state of Illinois. The Grantee confirms that he/she will not do anything to violate the clauses listed down in the agreement. Both parties have discussed all the intricacies involved in this Intellectual Property Agreement, the specifics of which are as under:

1. COPYRIGHT AND TRADEMARK

The Grantee, having discussed all details pertaining to this Intellectual Property Agreement with the Grantor has agreed to respect the Grantor's need to protect his/her Intellectual Property Rights of the product/property/creative work. As in all Intellectual Property Agreements, the copyright and trademark of the property will remain with the Grantor, African American Face Reserve Obligation Inc.

2. OWNERSHIP

The Grantor hereby takes complete ownership of the property and confirms to the Grantee the authenticity of his product/property.

2. TERM & PERIOD OF THE AGREEMENT

This Intellectual Property Agreement, valid for TEN (10) years is effective from August 31, 2011 and will last until August 31, 2021. The agreement however can be terminated by either party with prior notice of 60 days. The Grantor can abruptly terminate the contract before the termination date upon violation of any/all terms and conditions specified in the Intellectual Property Agreement.

3. RENEWAL OF AGREEMENT

Intellectual Property Agreements can be renewed after termination of the contract by signing a renewal agreement.

4. FEE AND COST

The Grantee will pay a total amount of One Million Five Hundred Thousand Dollars ($1,500,000) to the Grantor for the use of the said property. An initial fee of Ten Thousand ($ 10,000) will be paid by the Grantee to the Grantor on August 31, 2011. The Balance of One Million Four Hundred Ninety Thousand ($1,490,000) is due on or before December 31, 2011. AFRO Dollar Inc. will pay the Grantor, 8% royalty of cost of merchandise sold. Payable quarterly. AFRO Dollar Inc. will pay the Grantor, $1.00 per month, per any (Credit, Debit, Gift, Stored Value, Private Label) Card issued, or (electronic, mobile) account issued; payable quarterly.

PRIVACY AND CONFIDENTIALITY

Intellectual Property Agreements ensure that both party shall maintain confidentiality and will not disclose any information agreed upon in this agreement to any third party unless required in the course of business, which will be agreed upon by mutual consent.

6. PLAN OF ACTION

The Grantee shall discuss the preliminary business plan with the Grantor to decide how he/she plans to commercialize the obtained rights. Both parties must agree upon a set plan of action as per the Intellectual Property Agreements of the state.

7. WARRANTY

As the use of the property/product/creative work is experimental by nature, the Grantor will not provide any warranty to the Grantee regarding any losses or damage that may incur to the Grantee or to any third party during the course of the business.

8. WAIVER

There will not be any changes or waiver of any fees listed in the agreement unless agreed by the Grantor in writing. This Intellectual Property Agreement has been agreed upon by both the Grantor and the Grantee. IN WITNESS WHEREOF, both parties have appointed their respective authorized representatives to execute the agreement on August 31 2011.

GRANTOR



By: Name: African American.
Face Reserve Obligation Inc.

Designation: Director

Address: 1711 East 71st Street
Chicago, Illinois 60649

Date: August 31, 2011

GRANTEE



By: Name: Keith Coleman

Designation: Director

Address: 3 First National Plaza
Chicago, ILL 60602

Date: August 31, 2011

WITNESS:

1. Name: _____John Porter____

Occupation:______Chief Marketing Officer______________________

Address:_______3 First National Plaza, Chicago, Illinois_____________________

Signature: 

2. Name: ____

Occupation: ______________________

Address:____

Signature:

Exhibit 6b

LICENSING AGREEMENT

License Agreement

Derric Price, Individually and AFRO Dollar Inc.

This License Agreement is made on August 31, 2011 between Derric Price, individually, herein referred to as the "Licensor", whose address is 4207 Broadway, Gary Indiana 46409, and AFRO Dollar Inc. herein referred to as the "Licensee", whose address is 3 First National Plaza Chicago, Illinois 60602. Both parties have discussed all details in the agreement and have decided to enter into this contract with mutual consent, the particulars of which are as follows:

1. LICENSED MATERIAL – PROPRIETARY SECURITY SOFTWARE, SECURITY DESIGN, TRADE SECRET, DATA, ALGORITHMS, COPYRIGHT AND TRADEMARK USE

The Licensee having completed all formalities in accordance with this

License Agreement will have non-exclusive rights to use the Licensed Material which is proprietary security software, proprietary security data, film, marks, sheets, designs, data algorithms. All License Agreements by and large require the Licensee and the authorized users if any to comply with the terms and conditions set forth in the agreement. The copyright, title and trademark of the Licensed Material will remain with the Licensor. Derric Price will have the right to specify every now and then how his/her trademark should be used.

2. LICENSE PERIOD – TERM & TERMINATION

This License Agreement shall be valid for TEN (10) years, beginning from August 31, 2011. The License shall terminate on August 31 2021. Both parties may terminate this agreement with a prior notice of sixty (60) days before the decided termination date. However, the Licensor holds the right to abruptly terminate the contract before the termination period if the Licensee, after signing the contract refuses to comply with any of the terms and condition set forth in the License Agreement. Upon termination of this contract, as is common with all License Agreements, all rights granted in this License Agreement will be non-existent.

3. RENEWAL

All License Agreements are renewable upon termination of the contract unless either party gives a written notice regarding non-renewal of the License.

4. FEES

The Licensee shall pay a total amount of Two Million Four Hundred Thousand, $ 2,400,000 to the Licensor for the use of the Licensed material. Partial amount of $10,000.00 will be paid by the Licensee to the Licensor on August 31, 2011. Once the Licensor hands over all the documents, materials and details required to start the business on or before December 31, 2011, the Licensee will pay the remaining amount of Two Million Three Hundred Ninety Thousand $ 2,390,000.00 on the same day.

5. AUTHORIZED USER CONDITIONS

The Licensee must educate the authorized users regarding the terms, conditions, limitations and proper usage of the licensed material.

6. WARRANTY ASSURANCE

The Licensor as in all License Agreements assures to the Licensee that any use of the Licensed Material by the Licensor and the Authorized Users will not harm any third party nor will it violate the copyright laws of the state of Illinois.

7. LOSSES AND DAMAGES

Either party will not hold the other responsible for any loss, damage or injuries that has been sustained by any third party.

8. DELAY IN ACQUIRING LICENSE

The Licensee shall not hold the Licensor responsible in any way for the default or delay in acquiring the License if the default/delay is due to any external factors – Government orders, or natural conditions that might interfere with acquiring License.

9. AMENDMENT/WAIVER

No amendment or waiver of any fees listed in the agreement is possible unless agreed by the Licensor in writing.

10. ADDITIONAL LICENSES

Any additional License relating to the agreed upon Licensed Material OR the Licensee's service area can be issued from time to time by the Licensor. However, this will be agreed upon in writing by the Licensor. This agreement as all other License Agreements has been agreed upon by both the Licensor and the Licensee.

IN WITNESS WHEREOF, both parties have appointed their respective authorized representatives to execute the agreement on August 31, 2011.



Derric Price

By: Name: Derric Price

Designation:_Individually________

Address _4207 Broadway______
Gary, Indiana 46409

Phone Number: 219-214-0197____

AFRO Dollar Inc.

By: Name: Keith Coleman

Designation:___Director________

Address: 3 First National Plaza,
Chicago, Illinois 60602

Phone Number:_312-578-0100__

WITNESS:

1. Name: _____John Porter______________________________

Occupation: _____Chief Marketing Officer, Director______________________

Address: ________3 First National Plaza, Chicago, Illinois 60602__________



Signature: ______________________________

2. Name: ______________________________

Occupation: ______________________________

Address: ______________________________

Signature: ______________________________

Exhibit 7

MATERIAL FOREIGN PATENTS

NONE- N/A

Exhibit 8

PLAN OF ACQUISITION, REORGANIZATION

NONE- N/A

Exhibit 9

ESCROW AGREEMENT

SUBSCRIPTION ESCROW AGREEMENT

THIS ESCROW AGREEMENT (this ***"Agreement"***), dated effective as of September 8, 2011, is between the undersigned whose name appears on the signature page hereof ("*Depositor*") and **ZAKEYA LEONA BROOKINS**, (***"Escrow Agent")***.

RECITALS

A. AFRO Dollar Inc., a Illinois corporation with its main office located at 3 First National Plaza Chicago, Illinois 60602 ("*Issuer*"), will be conducting a Securities and Exchange (SEC) Regulation A offering (the "*Public Offering*") of up to 500,000 of shares of Common Stock, $.01 par value per share (the "*Common Stock*"), at a purchase price of $10.00 per share, pursuant to which Issuer will solicit and collect subscription funds from subscribers to the Public Offering.

B. To provide assurance to Issuer that Depositor will have the funds available to subscribe for shares of the Common Stock, Depositor desires to establish an escrow account with Escrow Agent for the purpose of holding the funds that Depositor intends to use for this purpose (the "*Subscription Funds*").

C. Escrow Agent has agreed to hold and disburse the Subscription Funds in accordance with the provisions of this Agreement.

AGREEMENTS

In consideration of the foregoing premises, which are incorporated herein by this reference, the mutual promises, covenants and agreements hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Depositor and Escrow Agent hereby agree as follows:

PURCHASE OF LOAN

Appointment; Acceptance. Depositor hereby appoints Zakeya Brookins as Escrow Agent under this Agreement to hold the Subscription Funds in escrow on behalf of Depositor, and Zakeya Brookins hereby accepts such appointment agrees to act as Escrow Agent in accordance with the terms and conditions of this Agreement.

Establishment of Escrow Account. Upon execution of this Agreement, Depositor shall establish an account with Escrow Agent, which account shall be entitled "Escrow for AFRO Dollar Inc. Common Stock Offering" (the "*Escrow Account*"). The escrow account has been opened with Bank of America at its branch located at 140 South Ashland, Chicago, Illinois 60607. The account number is 002910608189. Escrow Agent is the sole signatory on the account.

Deposit of Subscription Funds. Depositor will from time to time deposit funds into the Escrow Account.

Account Statements, Non-Collectible Funds and Discrepancies. Escrow Agent shall promptly notify Depositor, in writing, of the receipt by Escrow Agent of any non-collectible funds

or other discrepancies with respect to funds received by Escrow Agent and shall deliver to Issuer monthly account statements with respect to Subscription Funds on deposit in the Escrow Account. At the direction of Depositor, Escrow Agent will provide notice to any party identified by Depositor of the amount held in the Escrow Account.

<u>Escrow Period and Term of Agreement</u>. The escrow period ("*Escrow Period*") shall begin with the date of this Agreement and shall terminate upon the occurrence of the following:

Such time as Depositor has directed Escrow Agent to disburse all Subscription Funds to Depositor; or

Such other time as Depositor directs Escrow Agent in writing to close the Escrow Account.

Issuer shall not be entitled to any funds on deposit in the Escrow Account (except as released by Depositor pursuant to 0), and no such funds shall become the property of Issuer or any other entity nor shall such funds be subject to the debts of Issuer or any other entity (except as released by Depositor pursuant to 0). The term of this Agreement shall end upon the earliest to occur of the events described in 0 or 0.

<u>Disbursements From the Escrow Account</u>.

Upon receipt of a written request for disbursement executed by Depositor accompanied by Depositor's statement that Depositor has subscribed for a minimum of 20,000 shares of Common Stock, Escrow Agent shall: (i) disburse to Issuer the Subscription Funds; and (ii) disburse investment earnings on the Subscription Funds to Issuer.

Upon receipt of a written request for disbursement executed by Depositor accompanied by Depositor's statement that Depositor has decided not to subscribe for shares of Common Stock, then Escrow Agent shall disburse to Depositor the Subscription Funds and all investment earnings thereon.

<u>Investment of Subscription Funds</u>. The Subscription Funds shall be invested and reinvested by Escrow Agent in the investments as shall be directed in writing by Depositor and as shall be reasonably acceptable to Escrow Agent until disbursed as provided in this Agreement. Escrow Agent will provide investment trade confirmations to Depositor reflecting transactions executed on behalf of the Subscription Funds. Escrow Agent shall have the right to liquidate any investments held in order to make required disbursements under this Agreement. Escrow Agent shall have no liability for any loss sustained as a result of any investment prior to its maturity or for the failure of Depositor to give investment instructions to Escrow Agent. Investment orders may be executed through Escrow Agent or one or more affiliates or agents of Escrow Agent, and Escrow Agent or such affiliates or agents may receive compensation in connection therewith in addition to the compensation to Escrow Agent for its services hereunder.

PROVISIONS AS TO ESCROW AGENT

<u>Limitation of Escrow Agent's Capacity</u>.

This Agreement expressly and exclusively sets forth the duties of Escrow Agent with respect to any and all matters pertinent hereto, and no implied duties or obligations shall be read into this Agreement against Escrow Agent. This Agreement constitutes the entire agreement among Escrow Agent and Depositor in connection with the subject matter of this Agreement, and no other agreement entered into between the parties shall be considered as adopted or binding, in whole or in part, upon Escrow Agent notwithstanding that any such other agreement may be referred to herein or deposited with Escrow Agent or Escrow Agent may have knowledge thereof, and Escrow Agent's rights and responsibilities shall be governed solely by this Agreement.

Escrow Agent acts hereunder as an escrow agent only, and is not responsible or liable in any manner whatsoever for the sufficiency, correctness, genuineness or validity of the subject matter of this Agreement or any part thereof, or for the form of execution thereof, or for the identity or authority of any person executing or depositing such subject matter. Escrow Agent shall be under no duty to investigate or inquire as to the validity or accuracy of any document, agreement, instruction or request furnished to it hereunder, including the authority or the identity of any signer thereof, believed by it to be genuine and Escrow Agent may relay and act upon, and shall not be liable for acting or not acting upon, any such document, agreement, instruction or request. Escrow Agent shall in no way be responsible for notifying, nor shall it be its duty to notify, any party hereto or any other party interested in this Agreement of any payment required or maturity occurring under this Agreement or under the terms of any investment deposited herewith.

Authority to Act.

Escrow Agent is hereby authorized and directed by the undersigned to deliver the subject matter of this Agreement only in accordance with the provisions of 0 of this Agreement.

Escrow Agent shall be protected in acting upon any written notice, request, waiver, consent, certificate, receipt, authorization, power of attorney or other paper or document, including the authority or the identity of any signer thereof, which Escrow Agent in good faith believes to be genuine and what it purports to be, including items directing investment or non-investment of funds, items requesting or authorizing release, disbursement or retention of the subject matter of this Agreement and items amending the terms of this Agreement.

Escrow Agent may consult with legal counsel, as may be reasonably necessary, and with the reasonable cost and expense thereof to be the responsibility of Depositor, in the event of any dispute or question as to the construction of any provisions hereof or its duties hereunder, and Escrow Agent shall incur no liability and shall be fully protected in acting in accordance with the advice of such counsel.

In the event of any disagreement between any of the parties to this Agreement, or between any of them and any other person, resulting in adverse claims or demands being made in connection with matters covered by this Agreement, or in the event that Escrow Agent is in doubt as to what action it should take hereunder, Escrow Agent may, at its option, refuse to comply with any claims or demands on it, or refuse to take any other action hereunder, so long as such disagreement continues or such doubt exists, and in any such event, Escrow Agent shall not be or become liable in any way or to any person for its failure or refusal to act, and Escrow Agent shall be entitled to continue so to refrain from acting until: (i) the rights of all interested parties shall have been fully and finally adjudicated by a court of competent jurisdiction; or (ii) all differences shall have been adjudged and all doubt resolved by agreement among all of the interested persons, and Escrow Agent shall have been notified thereof in writing signed by all such persons. Notwithstanding the foregoing,

Escrow Agent may in its discretion obey the order, judgment, decree or levy of any court, whether with or without jurisdiction, or of any agency of the United States or any political subdivision thereof, or of any agency of state or of any political subdivision thereof, and Escrow Agent is hereby authorized in its sole discretion, to comply with and obey any such orders, judgments, decrees or levies. The rights of Escrow Agent under this subsection are cumulative of all other rights which it may have by law or otherwise.

If any controversy arises between the parties with respect to this Agreement, or if Escrow Agent resigns and the parties fail to select another Escrow Agent to act in its stead, Escrow Agent shall have the right to institute a bill of interpleader in any court of competent jurisdiction to determine the rights of the parties.

Compensation; Indemnification.

Escrow Agent shall be entitled to reasonable compensation as well as reimbursement for its reasonable costs and expenses incurred in connection with the performance by it of services under this Agreement (including reasonable fees and expenses of Escrow Agent's legal counsel) and Depositor agrees to so pay Escrow Agent reasonable compensation and reimburse Escrow Agent for reasonable costs and expenses. The parties hereto agree that fees shall be due and payable on the effective date hereof in the amount of $1,000.00 (One Thousand Dollars) for Escrow Agent's services under this Agreement. No such fee or reimbursement of expenses shall be paid out of or chargeable to the Subscription Funds on deposit in the Escrow Account.

Depositor agrees to indemnify and hold Escrow Agent, its affiliates and their officers, employees, successors, assigns, attorneys and agents (each an "Indemnified Party") harmless from all losses, costs, claims, demands, expenses, damages, penalties and attorney's fees suffered or incurred by any Indemnified Party as a result of anything which it may do or refrain from doing in connection with this Agreement or any litigation or cause of action arising from or in conjunction with this Agreement or involving the subject matter hereof or Subscription Funds or monies deposited hereunder or for any interest upon any such monies, including arising out of the negligence of Escrow Agent; provided that the foregoing indemnification shall not extend to the gross negligence or willful misconduct of Escrow Agent. This indemnity shall include all reasonable costs incurred in conjunction with any interpleader which Escrow Agent may enter into regarding this Agreement.

Miscellaneous.

Escrow Agent shall make no disbursement, investment or other use of funds until and unless it has collected funds. Escrow Agent shall not be liable for collection items until the proceeds of the same in actual cash have been received or the Federal Reserve has given Escrow Agent credit for the funds.

Escrow Agent may resign at any time by giving written notice to the parties hereto, whereupon the parties will immediately appoint a successor escrow agent. Until a successor escrow agent has been named and accepts its appointment or until another disposition of the subject matter of this Agreement has been agreed upon by all parties hereto, following such resignation notice, Escrow Agent shall be discharged of all of its duties hereunder except to retain in safekeeping the monies in the Escrow Account.

All representations, covenants and indemnifications contained in this 0 shall survive termination of this Agreement.

GENERAL PROVISIONS

Discharge of Escrow Agent. Upon the delivery of all of the monies pursuant to the terms of this Agreement, the duties of Escrow Agent shall terminate and Escrow Agent shall be discharged from any further obligation.

Instructions. Where directions from more than one of the undersigned are required, such directions or instructions may be given by separate instruments of similar tenor. Attached hereto as Schedule 1 (the "*Security Schedule*") is a list of authorized signatories (with signature identification) and authorized call-back persons for Depositor under this Agreement. If instructions or directions are given, whether in writing, by telecopier or otherwise, Escrow Agent is authorized, but is not required or obligated, to seek confirmation of such instructions or directions by telephone call-back to the person or persons designated on the Security Schedule, and Escrow Agent may rely upon the confirmation of anyone purporting to be the person or persons so designated. The authorized signatories and the persons and telephone numbers for call-backs may be changed only in a writing actually received and acknowledged by Escrow Agent, and in the case of an addition of an authorized signatory, accompanied by an incumbency certificate with signature identification certified by an existing authorized signatory. If Escrow Agent is unable to contact any of the authorized representatives identified in the Security Schedule for call-back confirmation, Escrow Agent is hereby authorized to seek confirmation of such instructions by telephone call-back to any one or more of Depositor's officers. Such officer shall deliver to Escrow Agent a fully executed incumbency certificate certified by an existing authorized signatory, and Escrow Agent may rely upon the confirmation of anyone purporting to be any such officer.

Notice. Any payment, notice, request for consent, report, or any other communication required or permitted in this Agreement shall be in writing and shall be deemed to have been given when: (i) transmitted by telecopier; (ii) personally delivered; (iii) one (1) day after deposit with an overnight mail or delivery service, postage prepaid; or (iv) three (3) days after deposit in a postal box maintained by the United State Postal Service delivered to the party hereunder specified registered or certified mail, with return receipt requested, postage prepared and addressed as follows:

If to Depositor:

Derric Price
70 West Madison
Chicago, Illinois 60602
312-578-0100
Fax: [(_312__) 578-0111__]
Email:

If to Escrow Agent: Law Office of Zakeya L. Brookins
9311 South Ashland Avenue
Chicago, Illinois 60620
773-895-7229
Attn: [__Zakeya Brookins_________]
Fax: [__773-895-7229__________]
Email: [_Brookinstaxlaw@gmail.com___]

or at such other address or to such other party which any party entitled to receive notice hereunder designates to the other in writing from time to time.

Governing Law. This Agreement is being made in and is intended to be construed according to the laws of the State of Illinois, without giving effect to the principles of conflicts of laws. This Agreement shall inure to and be binding upon the parties hereto and their respective or permitted successors, heirs and assigns; *provided, however*, this Agreement may not be assigned without the written consent of each party hereto.

Construction.

Except as otherwise indicated, all Article, Section, Exhibit and Schedule references in this Agreement shall be deemed to refer to the Articles, Sections, Exhibits and Schedules in or to this Agreement, and all Exhibits and Schedules attached and referred to in this Agreement are hereby incorporated herein as if fully set forth in this Agreement.

None of the Article, Section, Exhibit or Schedule headings shall be used in construing this Agreement.

Masculine, feminine, or neuter gender and the singular and the plural number shall each, be considered to include the other whenever the context so requires.

All references to "including" means "including, but not limited to."

Amendment. This Agreement may be altered, amended, modified or revoked only by an instrument in writing signed by the undersigned and Escrow Agent.

Force Majeure. Escrow Agent shall not be liable to the undersigned for any loss or damage arising out of any acts of God, strikes, equipment or transmission failure, war terrorism, or any other act or circumstance beyond the reasonable control of Escrow Agent.

Written Agreement. This Agreement represents the final agreement between the parties, and may not be contradicted by evidence of prior, contemporaneous or subsequent oral agreements of the parties. There are no unwritten oral agreements between the parties.

Counterparts. This Agreement may be -executed in counterparts, each of which shall be deemed one original, but all of which shall constitute one and the same instrument.

Procedures. The parties to this Agreement acknowledge and agree that the terms, conditions and procedures set forth herein are commercially reasonable.

In Witness Whereof, Depositor and Escrow Agent, in each case acting by and through their duly authorized and incumbent representatives, have executed this Agreement as of the day and year first above written.

Escrow Agent:

____

Zakeya L. Brookins

Depositor:

By: ______________________________

Derric Price

Exhibit 10

CONSENTS

NONE- N/A

Exhibit 11
OPINION re LEGALITY

Common stock
Warrants

LAW OFFICE OF ZAKEYA L. BROOKINS

9311 South Ashland Avenue
Chicago, Illinois 60620

November 12, 2011

Board of Directors
AFRO Dollar, Inc.
3 First National Plaza
Chicago, Illinois 60602

Re: AFRO Dollar, Regulation A

Gentlemen:

In connection with the foregoing, we have examined or are familiar with the Articles of Incorporation of the Company, AFRO DOLLAR INC.

Based upon the foregoing and subject to the additional qualifications set forth below, we are of the opinion that:

1. The Company is validly existing as a corporation and in good standing under Illinois law.

2. The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, $0.01 par value.

The Common Shares have been duly authorized, and when issued, delivered and paid for in accordance with the Subscription Agreement, will be validly issued, fully paid and nonassessable.

The Warrants have been duly authorized, and when issued, delivered and paid for in accordance with the Subscription Agreement, will be validly issued, fully paid and nonassessable.

Respectfully,



Zakeya L. Brookins

Exhibit 12

SALES MATERIAL-TOMBSTONE

NONE

Exhibit 13

TEST THE WATER MATERIAL

NONE- N/A

Exhibit 14

APPOINTMENT OF AGENT OF SERVICE

Exhibit 15

WARRANT CERTIFICATE

Form of Assignment of Warrant

Form of Election to Purchase Warrant

AFRO Dollar, Inc
Incorporated Under the Laws of the State of Illinois

NO. __________ __________ Common

Certificate for Common Stock
Purchase Warrants

This Warrant Certificate certifies that [Name Warrant Holder] or registered assigns ("Warrant Holder"), is the registered owner of the above-indicated number of Warrants expiring DECEMBER 31, 2015 ("Expiration Date"). One (1) Warrant entitles the Warrant Holder to purchase one share of common stock, $.01 par value ("Share"), from AFRO Dollar, Inc., a Illinois corporation ("Company"), at a purchase price of $75.00 per share of Common Stock ("Exercise Price"), commencing January 1, 2012, and terminating on the Expiration Date ("Exercise Period"), upon surrender of this Warrant Certificate with the exercise form hereon duly completed and executed with payment of the Exercise Price at the offices of the Company, 3 First National Plaza, Suite 1400 Chicago, Illinois 60602 but only subject to the conditions set forth herein.

2. Upon due presentment for transfer of this Warrant Certificate at the offices of the Company, a new Warrant Certificate or Warrant Certificates of like tenor and evidencing in the aggregate a like number of Warrants, subject to any adjustments made in accordance with the provisions of this Warrant, shall be issued to the transferee in exchange for this Warrant Certificate, subject to the limitations provided in this Warrant.

3. The Warrant Holder of the Warrants evidenced by this Warrant Certificate may exercise all or any whole number of such Warrants during the period and in the manner stated herein. The Exercise Price shall be payable in lawful money of the United States of America and in cash or by certified or bank cashier's check or bank draft payable to the order of the Company. If upon exercise of any Warrants evidenced by this Warrant Certificate, the number of Warrants exercised shall be less than the total number of Warrants so evidenced, there shall be issued to the Warrant Holder a new Warrant Certificate evidencing the number of Warrants not so exercised.

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<PAGE>

4. No Warrant may be exercised after 5:00 p.m. Eastern Time on the Expiration Date and any Warrant not exercised by such time shall become void, unless the Expiration Date of this Warrant is extended by the Company.

5. After each adjustment of the Exercise Price pursuant to this paragraph 5, the number of shares of Common Stock purchasable on the exercise of each Warrant shall be the number derived by dividing such adjusted pertinent Exercise Price into the original pertinent Exercise Price. The pertinent Exercise Price shall be subject to adjustment as follows:

In the event, prior to the expiration of the Warrants by exercise or by their terms, the Company shall issue any shares of its Common Stock as a share dividend or shall subdivide the number of outstanding shares of Common Stock into a greater number of shares, then, in either of such events, the Exercise Price per share of Common Stock purchasable pursuant to the Warrants in effect at the time of such action shall be reduced proportionately and the number of shares purchasable pursuant to the Warrants shall be increased proportionately. Conversely, in the event the Company shall reduce the number of shares of its outstanding Common Stock by combining such shares into a smaller number of shares, then, in such event, the Exercise Price per share purchasable pursuant to the Warrants in effect at the time of such action shall be increased proportionately and the number of shares of Common Stock at that time purchasable pursuant to the Warrants shall be decreased proportionately. Any dividend paid or distributed on the Common Stock in shares of any other class of the Company or securities convertible into shares of Common Stock shall be treated as a dividend paid in Common Stock to the extent that shares of Common Stock are issuable on the conversion thereof.

6. The Company agrees to include the shares underlying this Warrant Certificate in the next Registration Statement that the Company files with the Securities and Exchange Commission. If this Registration Statement is declared effective by the SEC, the Company agrees to use its best efforts to keep the Registration Statement effective until all warrants have been exercised or the Expiration Date, whichever occurs first. In the event that the Registration Statement is not declared effective by the SEC for any reason, including withdrawal of the Registration Statement by the Company, the Company agrees to include these shares in the next Registration Statement filed by the Company.

<PAGE>

IN WITNESS WHEREOF, the Company has caused this Warrant to be signed by its President and by its Secretary.

Dated: [Month] _____ , 2011

AFRO Dollar, Inc.

_________________________ _________________________

Derric Price, Secretary Derric Price, President

<PAGE>

AFRO Dollar, Inc.

The following abbreviations, when used in the inscription on the face of this instrument, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM - as tenants in common
TEN ENT - as tenants by the entireties

JT TEN - as joint tenants with right of survivorship and not as tenants in common

UNIF GIFT MIN ACT - Custodian

(Cust) (Minor)
under Uniform Gifts
to Minors Act ______

(State)

Additional abbreviations may also be used though not in the above list.

FORM OF ASSIGNMENT

(To be executed by the Registered Holder if he desires to assign Warrants evidenced by the within Warrant Certificate)

FOR VALUE RECEIVED, ______________________________ hereby sells, assigns and transfers unto ____________________________ Warrants, evidenced by the within Warrant Certificate, and does hereby irrevocably constitute and appoint ____________________ _____________ Attorney to transfer the said Warrants evidenced by the within Warrant Certificate on the books of the Company, with full power of substitution.

Dated: _____________________ ____________________________

Signature

NOTICE: The above signature must correspond with the name as written upon the face of the within Warrant Certificate in every particular, without alteration or enlargement or any change whatsoever.

Signature Guaranteed: ____

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<PAGE>

FORM OF ELECTION TO PURCHASE

(To be executed by the Holder if he desires to exercise Warrants evidenced by the within Warrant Certificate)

To AFRO Dollar, Inc.:

The undersigned hereby irrevocably elects to exercise ___________ Warrants, evidenced by the within Warrant Certificate for, and to purchase thereunder, _______________ full shares of Common Stock issuable upon exercise of said Warrants and delivery of $___________ and any applicable taxes.

The undersigned requests that certificates for such shares be issued in the name of:

(Please print name and address):

____

____

____
(Social Security or Tax ID #)

If said number of Warrants shall not be all the Warrants evidenced by the within Warrant Certificate, the undersigned requests that a new Warrant Certificate evidencing the Warrants not so exercised be issued in the name of and delivered to:

____

____
(Please print name and address)

Dated: ____________________ Signature: ________________________

NOTICE: The above signature must correspond with the name as written upon the face of the within Warrant Certificate in every particular, without alteration or enlargement or any change whatsoever, or if signed by any other person the Form of Assignment hereon must be duly executed and if the certificate representing the shares or any Warrant Certificate representing Warrants not exercised is to be Registered. In a name other than that in which the within Warrant Certificate is registered, the signature of the holder hereof must be guaranteed.

Signature Guaranteed: ____

SIGNATURE MUST BE GUARANTEED BY A COMMERCIAL BANK OR MEMBER FIRM OF ONE OF THE FOLLOWING STOCK EXCHANGES: NEW YORK STOCK EXCHANGE, PACIFIC COAST STOCK
EXCHANGE, AMERICAN STOCK EXCHANGE, OR MIDWEST STOCK EXCHANGE.

<PAGE>

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on, December 1, 2011.

(Issuer) AFRO DOLLAR Inc.



By Derric Price, Chairman, Chief Executive Officer,



By Derric Price, acting Chief Financial Officer, Treasurer



By John Porter, Director



By Keith Coleman, Director